10/21


02060498

82- SUBMISSIONS FACING SHEET

Do Not Staple Pieces Together

REGISTRANT'S NAME PT Bank Buana Indonesia Tbk.

*CURRENT ADDRESS Jalan Gajah Mada No. 1A
Jakarta 10130
Indonesia

**NEW ADDRESS

FILE NO. 82- 34694 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☒
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 12/10/02

ANNUAL REPORT 2000



PT BANK BUANA INDONESIA Tbk.



CONTENTS

CORPORATE INFORMATION

Company Name
PT BANK BUANA INDONESIA Tbk.

Head Office
Office of Directors and Commissioners
Jalan Gajah Mada No. 1A
Jakarta 10130
Tel.(021) 63865927, 6330585
Fax (021) 6324467, 6324478

Operational Head Office
Jalan Asemka No. 32-36, Jakarta 11110
Tel.(021) 6922901 (5 lines), 6922045 (7 lines),
6928645 (4 lines), 2601051 (12 lines), 2601055 (4 lines)
Fax(021) 6912005, 6925946, 6924105, 2601013, 2601033
Domestic Telex: 42673, 42734, 42887, 42622, 42300, 42149
International Telex: 42042, 42602, 42301, 42147
PO Box 4896, Jakarta 11048
Cable : Bank Buana Indonesia
Swift: BBIJIDJA

Date of Establishment
August 31st 1956
Notarized by Eliza Pondaag, SH No. 150
Republic of Indonesia Ministry of Justice Decree
No. J.A.5/78/4 dated October 24th 1956

Business License
Republic of Indonesia Ministry of Finance Decree
No. 203443/U.M II dated October 15th 1956
Commenced operations on November 15th 1956

Authorized Capital
Rp. 900,000,000,000.-

Type of Business
Banking

Number of Offices
Office of Directors and Commissioners : 1
Operational Head Office : 1
Main Branches: 29
Sub Branches: 108
Cash Offices: 9
Total: 148

Foreword by the Chairman

During 2000 the Indonesian economy was marked by an increase in national industrial production capacity to 80%. Total exports reached USD 62.5 billion, retail sales rose by 11%, and growth domestic product (GDP) reached 4.8%.

Loan activities within the national banking industry were marked by a focus on small to medium-scale businesses. Loans to medium to large-scale businesses remained hampered by the fact that many of these businesses were still in the process of restructuring. Financing of import-export facilities was also beset by problems owing to the continued lack of confidence shown by foreign banks in the Indonesian business and banking sectors. However, in an effort to restore the national banking industry to health, the Government embarked on a reform the banking sector by, among other things, recapitalizing certain banks.

Under these conditions PT Bank Buana Indonesia Tbk. ("the Company") adopted a policy of prudent banking practice in an effort to maintain sustainable growth levels while still exploiting existing opportunities. This policy enabled the Company not only to weather the crisis, but also to emerge as one of Indonesia's private banks that continue to operate successfully within the nation's banking sector.

The Company achieved a commendable growth rate in 2000, with a Capital Adequacy Ratio of 20.65%, far exceeding the minimum requirement level set by Bank Indonesia. Total assets stood at Rp 10,610.50 billion. Third party funds totaled Rp 9,596.38 billion, while investment and loans totaled Rp 9,637.57 billion. Net profit at the end of 2000 was Rp 101.52 billion.



The sustainable growth that we have enjoyed is the result of the high level of public trust in Bank Buana Indonesia, which did not waver even at the height of the crisis. Indeed, the widespread bank closures meant that the number of accounts actually increased. Our success is also due to the support and commitment of our employees at every level - our owners, our managers, and our skilled, well-trained staff - as well as the support of our wide network of branches, our solid information technology infrastructures, and high Capital Adequacy Ratio. The combination of all these factors has ensured the continued smooth running of our Company, and placed it on a sure footing for the future.

Meanwhile we have continued to make improvements in quality, employee attitudes and behaviour, and selection of branch offices and ATMs in areas of maximum convenience to our customers. We will continue to work on customer satisfaction and promptness of service, developing our range of IT-based products and services to meet our customers' needs.

In line with future trends within Indonesia's banking industry, PT Bank Buana Indonesia Tbk. has realized the public offering of a portion of its shares with the aim of strengthening itself for the competition. In this enterprise we will be supported by a network of services and information technology capabilities, and consistently fulfill all criteria which provide the performance benchmark for the Government, Bank Indonesia and public.

We owe our deepest appreciation and gratitude for our achievements to all our customers, the public and related Government institutions that have shown us trust, support and cooperation.

Jakarta, December 31st 2000

R. Rachmad
Chairman

President Director's Report

The Indonesian economic crisis that began in mid-1997 has changed the map of the nation's banking industry. At the peak of the crisis during the first quarter of 1999, many banks were forced to close down because of a liquidity crisis caused by sharp falls in productive asset quality, as customers found themselves suddenly unable to repay their loans.

The restructuring, recapitalization and takeover activities took place within the banking sector from mid-1999 in an effort to achieve the minimum Capital Adequacy Ratio (CAR) of 4% were completed by the end of 2000. Public confidence in the national banking sector had begun to return, evidenced by the increase in deposits and the decline in the level of banking industry interest rates.

Nevertheless, bank loans remain limited to small to medium-scale businesses and consumers. This is shown by the fact that the Loan to Deposit Ratio (LDR) is still low, and a large proportion of funds are deposited in the form of Bank Indonesia Promissory Notes (SBI). This has led to a reduction in interest revenue and net profit.

This dilemma currently being faced by the national banking industry is related to the problem of non-performing loans incurred by the 'ex' banks, i.e. banks that have been closed down, and recapitalized banks that have not yet completed the restructuring process. Large-scale debtors have not been able to return to full operation as a result of the unfavourable macroeconomic climate and the fact that the confidence of foreign investors and banks has not yet completely returned.

Economic activity in 2000 was marked by a rise in export volumes, production activities, trade in goods and raw materials deemed basic necessities, and retail transactions with small to medium-scale businesses. Meanwhile, medium to large-scale businesses continued to utilize the idle production capacity that existed prior to the crisis. Local traders shortened their period of payment, as trading and production businesses were hesitant to maintain stocks of raw materials, goods under manufacture and finished goods, causing security and insurance cost considerations.



We are thankful that under the conditions total assets of PT Bank Buana Indonesia *Tbk continued to grow at a steady rate,* with savings and deposit accounts composition stable, new loans disbursed and quality of non-performing loans increasing, and positive net profit figures. The Company's CAR was 20.65% at the end of 2000, far exceeding the minimum allowable figure set by Bank Indonesia, with a total equity of Rp 696.27 billion, an increase of 26.29% from 1999.

With total capital and capital adequacy ratio, excess funding, and a network of branches strategically located in major trading centers, the Company has established strong fundamentals for new loan disbursements to the small and medium-scale business sectors that have been our core business for over 40 years.

At a time when many banks have experienced wild fluctuations in net profit, and even recorded negative profit, the Company has continuously recorded *positive net profit. This shows how* successfully our management team has exploited every opportunity, while at the same time adopting prudent banking practice, supported by competent leadership throughout every level head office and branch that has consistently managed the Company's business activities in line with the regulations.

The growth that we have achieved during 2000 is enough cause for celebration. The Company is one of the ten largest banks in the country. When 2000 year-end figures are compared with 1999, total assets rose from Rp 9,544.34 billion to Rp 10,610.50 billion. Third party deposits rose from Rp 8,734.97 billion to Rp 9,596.38 billion, while loans disbursement rose from Rp 909.23 billion to Rp 1,810.05 billion. Non-performing loans decreased from Rp 120.56 billion to Rp 69.74 billion.

Continued solid performance, increases in customers funding and loans, fee-based income, and operating efficiency in line to our newly acquired IBM AS/400 Series 830 International Comprehensive Banking System (ICBS), set us in good stead to face 2001 and beyond.



The establishment of a customer database and the development of an online, real-time financial information system that enables management to make fast and accurate decisions are now a real possibility using the technology available to us. We will continue to develop a range of products and services that are more flexible and more in line with customer needs without to avoid policy of prudent banking practice.

With all our offices now part of an integrated network, customers will be able to conduct transactions through any branch. This will improve the quality of our human resources, as they become more oriented towards information technology without forgetting the personal service approach that has become our trademark and advantage.

The Company is one of the 10 largest banks in Indonesia, a public listed bank, and a sustainable growing bank. It continues to perform well thanks to the high level of consumer trust. It has an excellent reputation for customer service. It is underscored by a culture of hard work, and a degree of loyalty that has become our trademark and united our employees at all levels throughout the Company. And it is blessed by a high level of commitment of our shareholders. These are the keys to our success.

We are convinced that our continued commitment to serve and financing small to medium-scale businesses, implementing banking management practices based on the policy of prudent banking practice, and fostering the continued support of our customers, the public and related Government institutions will result in better performance in the years to come.

Jakarta, December 31st 2000

Jimmy K. Laihad
President Director

Signatures of the Board of Commissioners and Directors in compliance with Paragraph 57 Clause 1 of Act Limited Company

Commissioners

RADEN RACHMAD *Chairman*	
LUKITO WINARTO Commissioner	

Directors

JIMMY HENRICUS KURNIAWAN LAIHAD President Director	
KAMARUDDIN Director	
ARIS JANASUTANTA SUTIRTO Director	
EDDY MULJANTO Director	
PARDI KENDY Director	

I. General Overview

1. Management and Supervisory

The Bank's Commissioners and Directors as of December 2000 was as follows:

Commissioners

Chairman	Raden Rachmad
Commissioner	Lukito Winarto

Directors

President Director	Jimmy Henricus Kurniawan Laihad
Director	Kamaruddin
Director	Aris Janasutanta Sutirto
Director	Eddy Muljanto
Director	Pardi Kendy

Profiles of the Commissioners and Directors follow:

R. Rachmad, *Chairman.*

Indonesian citizen, was born in Demak on April 12th 1931. He graduated from the Faculty of Economics at the University of Indonesia, Jakarta, in 1967. Between 1949 and 1956 he was a member of the Semarang Police Force. He joined Bank Indonesia in 1956, where he worked until 1993, rising to the post of General Manager before being appointed Director in 1983. Following his retirement, he served as a Commissioner of PERURI from 1994 to 1999. He has been Chairman Board of Audit at PT. Bank Prima Express since 1996-until now. He joined the Company in 1996, serving first as Chairman Board of Audit, and subsequently as Chairman, a post he has held since 1998.

Lukito Winarto, *Commissioner.*

Indonesian citizen, was born in Jakarta on October 21st 1959. He studied Civil Engineering at the University of Wisconsin in Madison, USA in 1980. He has attended a number of bank training programs and seminars. He joined the Company in 1980, serving as Head Office Sub Manager, Deputy Sub Branch Manager of the Bankís Sawah Besar, Jakarta, and finally Branch Manager of the Harmony Branch, Jakarta. He was appointed as a Commissioner in 1998.

Jimmy K. Laihad, *President Director.*

Was born in Jakarta on September 2nd 1958. He completed his studies at the American Graduate School of International Management in Glendale, Arizona, USA, with Master Degree in International Management. He also gained Bachelor Degree in Management of Financial Institutions from De La Salle University, Manila, Philippines. He has attended numerous banking and finance seminars and job training programs overseas. He began his career at the China Banking Corporation, Manila, where he worked from 1980 to 1982. He was Senior Credit Analyst at PT. Manufacturers Hanover Leasing Indonesia from 1982 to 1986, and Director of Euras Buana Leasing Indonesia from 1986 to 1991. Between 1991 and 1995 he worked as Director of PT. Mitsubishi Buana Bank, Jakarta. He was a Director of the Company before appointed as President Director in August 1999.

Kamaruddin, *Director.*

Was born in Ujung Pandang on August 15th 1935. He graduated with a major in economics from the University of Indonesia in 1964. He has attended numerous courses and training programs both at home and abroad. He worked for Bank Indonesia between 1957 and 1988, starting as Supervisor, and later as Section Head, Assistant Head of Operations and Manager of branch offices in Jember, Padang, and lastly Medan. He was appointed as a Director of the Company in 1988.

Aris Janasutanta Sutirto, *Director.*

Was born in Surabaya on April 29th 1945. He gained a degree from the Faculty of Economics, Airlangga University, Surabaya. He has attended numerous banking seminars. He began his career as an employee of Bank BCA, of Surabaya branch, where he worked from 1966 to 1969. He joined the Company in 1969, as an employee, and a later as Section Head, Manager of the Urip Sumohardjo-Surabaya Sub Branch, Assistant Manager and Manager of the Semarang branch, and lastly Manager of the Bandung branch. He was appointed Director of the Company in 1996.

Eddy Muljanto, *Director.*

Was born in Jakarta on March 23rd 1947. He is a Jakarta High School graduate. He began his career with the Company as Assistant Manager, a post he held between 1967 and 1970. He was appointed Deputy Director and later Director of PT. Karet Mas, President Director of PT. Inumas, and Commissioner of PT. Sari Dasa Karsa. He rejoined the Company as Domestic Division Head in 1984-1995, as an Executive Vice President in 1995-July 1999, and was appointed Director of the Company in August 1999.

Pardi Kendy, *Director.*

Was born in Pontianak on September 27th 1958. He completed his formal education studying with an MBA degree from University of Luton. He has attended various seminars and training programs both at home and abroad. He has spent most of his career working in the Treasury field, including as a part-time Treasury consultant at several private banks, and is currently a temporer lecturer at the Indonesian Banking Institute. He began his career with the Hongkong & Shanghai Banking Corporation in Jakarta, where he worked from 1977 to 1987, rising the rank of to Treasury Executive Officer. He was a Chief Dealer of the Treasury of Bank Bangkok Ltd., Jakarta between 1987 and 1989, and Treasury Manager of PT. Bank Mitsubishi Buana between 1989 and 1996. He joined the Company in 1996 as Treasury Division Head, and was appointed as an Executive Vice President in 1998, then Director in August 1999.

2. Company Ownership

In July 2000 the Company offered 194,000,000 ordinary shares with a par value of Rp 500 per share and offered up for Rp 700 per share. The composition of capital and Company shareholders on December 31st 2000 was:

Description	Shares Number	Total Value Rupiah	%
Authorized Capital	**1,800,000,000**	**900,000,000,000**	
Issued and fully paid-up Capital :	**970,000,000**	**485,000,000,000**	**100.00**
PT. Sari Dasa Karsa	716,147,000	358,073,500,000	73.83
Karman Tandanu	7,601,000	3,800,500,000	0.78
Siang Hadi Widjaja	7,524,245	3,762,122,500	0.78
Tan Siong Kie	6,926,510	3,463,255,000	0.71
Hendra Suryadi	6,584,000	3,292,000,000	0.68
Iskandar Tanuwidjaja	6,584,000	3,292,000,000	0.68
Ishak Sumarno	6,584,000	3,292,000,000	0.68
Eddy Muljanto	6,584,000	3,292,000,000	0.68
Sri Muljati Suwito	5,928,000	2,964,000,000	0.61
Sastro Wiyatno	3,864,245	1,932,122,500	0.40
Lukito Winarto	1,673,000	836,500,000	0.17
267 public shareholders with ownership less than 5%	194,000,000	97,000,000,000	20.00
Shares in portfolio	**830,000,000**	**415,000,000,000**	

The Board of Directors and Commissioners owned shares in the Company and in other companies as follows:

Shares Ownership at	RR	LW	JL	KM	AJ	EM	PK
Company	-	0.17%	-	-	-	0.68%	-
PT. Sari Dasa Karsa	-	0.95%	-	-	-	3.76%	-
PT. Paramita Makmur Pratama	-	2.80%	-	-	-	11.00%	-
PT. Kota Mas Permai	-	60.00%	-	-	-	-	-

RR= Raden Rachmad, **LW** = Lukito Winarto, **JL** = Jimmy Kurniawan Laihad, **KM** = Kamaruddin, **AJ** = Aris Janasutanta Sutirto, **EM** = Eddy Muljanto, **PK** = Pardi Kendy. Lukito Winarto as owner at 7 (seventh) other companies with ownership in each companies less than 15%.

3. Business Development

Since it began operations on November 1st 1956, the Company has passed through several difficult periods in the nationís banking history. These include the hyperinflation of 1965 and the subsequent devaluation of the rupiah, the Tight Money Policy of 1992 as a result of burgeoning interest rates, and most recently the economic crisis that has beset the nation since mid-1997, causing widespread bank closures.

The major development in 2000 was the initial public offering of 194,000,000 shared to the public in July 2000. Issued and paid-up capital was 970,000,000 shares, with 960,300,000, or 99%, of the shares registered on the Jakarta Stock Exchange and on the Surabaya Stock Exchange. At the end of 2000 the Company had 4,473 employees, 148 branch offices, 30 ATM outlets, total assets of Rp 10,610.50 billion, loans receivable of Rp 1,810.05 billion, deposits of Rp 9,596.38 billion, net profits of Rp 101.52 billion, total equity of Rp 696.27 billion, Capital Adequacy Ratio of 20.65%, and Loan to Deposits Ratio of 17.58%.

The Company holds minority shares in the form of share participation totaling Rp 7.88 billion, as shown in the table below.

Company Name	Ownership		
	Shares	%	Rupiah
PT. Bank Keppel TatLee Buana	150	15.00	7,500,000,000
PT. Asuransi Buana Independent	3,000	10.00	300,000,000
PT Sarana Bersama Pembiayaan Indonesia	63	0.94	63,000,000
PT. Aplikanusa Lintasarta	25	1.25	25,000,000
PT. Bank Muamalat Indonesia	1,000	-	1,000,000

4. Business Strategy

As a banking institution, the Company conducted its operations and type of business in accordance with Article of Association and Bank Indonesia statutes and regulations. Company funds were derived mainly from public deposits through its demand deposits, savings accounts and time deposit accounts. Investment portfolio included placements with other banks. Marketable securities included Bank Indonesia promissory notes (SBI), bonds and consumer loans (KPR), including Pondok Buana and Oto-Buana motor vehicle, retail commercial loans and corporate loans. Services provided by the Company included exports, imports, transfers, collection, issuing of bank guarantees and foreign currency transactions.

The objectives for Company development are to maintain the level of health in line with the applicable prevailing regulations and make every effort to achieve sustainable growth and obtain profit that can serve as the main source of equity. To achieve these objectives, the Company has implemented the following strategies:

1. Fund raising to expand its customer base and intensification of its product offered to include Tabanas/Taska, Prioritas, Produktif and Buana Plus and opening new branch offices in central trading areas activities.

2. Investment of funds in the form of loans to small and medium-scale businesses in the trading and distribution sectors, with excess funds invested in the form of Bank Indonesia promissory notes and placements with other selected banks.

3. Foreign currency exchange transactions, strictly to meet our customers' needs, and expansion of our customer base with a set form of Corporate Treasury.

4. Increased business effectiveness, efficiency, quality and speed of service by optimizing the information technology currently possessed by the Company.

5. Management Policy

Fund raising policies should avoid dependence on customers or certain group depositors. Fund source composition is balanced to achieve the lowest possible average interest rate. Fund investment policy includes maintenance of non-performing to total loan ratio distributed under the terms and conditions set out by Bank Indonesia. Building are initially leased for new branches, and if the strength of operations indicates that the prospects for development are in line with the targets set, buildings will subsequently be purchased. The development of quality human resources is carried out to support increased effectiveness and efficiency in our business, together with quality and speed of service.

6. Community Action Programs and Social Activities

The Company as a part of the community has always shown a caring attitude towards the community around it. During 2000 the Company made donations to the victims of the Bengkulu earthquake through its Branch in the province.

7. Information Technology

The Company continuously seeks to improve the quality and speed of its customer service by optimizing the usage of its IBM AS400 Series 830-computer hardware based on International Comprehensive Banking System (ICBS) technology. The Company also aims to enable customers deposits and loans conduct transactions at every Bank Buana branch office.

Our existing technology has also been upgraded to allow us to offer IT-based products to our customers. This has also provided us with a customer database and online, real-time Company financial information, which is enabling us to make fast, accurate decisions.

8. Future Development

The Company will continue to focus on the development of quality human resources, office network, information technology, financial performance and composition as a public listed company. We will continue to focus on small to medium-scale businesses. We will seek to increase operating efficiency, provide speedier and more satisfactory customer service, and provide products that are in line with customer needs and are supported by integrated information technology systems in order to increase fee-based income contributions to bank revenue.



1. Location and Type of Fixed Assets

The Company's fixed assets on December 31st 2000 after accumulated depreciation were valued at Rp 134.73 billion. No individual fixed asset was worth more than 5% of total fixed assets and no fixed assets held by the Company were used as collateral to any party or obtained under lease.

2. Company Stock Trading

On July 28th 2000 the Company registered 960,300,000 shares on the Jakarta Stock Exchange and Surabaya Stock Exchange, or 99% of the total 970,000,000 shares issued and fully paid up by the Company. Of this total, the number of shares allowed traded at 194,000,000 (July 28th 2000 - February 28th 2001).

Share prices and volume traded for the first two quarters (July-September 2000 and October-December 2000) are tabled below.

Table of Shares Price

Month 2000	Share Price Rp/Share		Total Shares Traded
	Lowest	Highest	
July	800	900	15,120,000
August	785	880	14,730,000
September	775	820	2,940,000
October	750	800	1,230,000
November	725	775	1,165,000
December	750	775	1,130,000

3. Dividends

In accordance with Chapter XII of the Share Offering Prospectus published on July 1st 2000, Company policy regarding the issuance of cash dividends was as follows:

Net Profit	Dividend Cash Of net Profit
Up to Rp 100 miliar	25%
Over Rp 100 miliar	30%

Bearing in mind the 194,000,000 Company shares registered and traded on the Stock Exchange since July 28th 2000, cash dividends based on dividend policy published in the Prospectus have not yet been issued.

4. Use of Funds from Public offering

Funds raised from the offering of 194,000,000 Company shares with a nominal value of Rp 500 per share and offered up for Rp 700 per share totaled Rp 135.80 billion, or Rp 120.56 billion after share offering expenses of Rp 15.23 billion incurred by the public offering were taken into account.

In accordance with Chapter II of the Share Offering Prospectus published on July 1st 2000, 90% of the Rp 120.56 billion net funds obtained from the public offering, or Rp 108.51 billion, were used to disburse short and medium-term loans. A further 5%, or Rp 6.03 billion, was utilized to open new branch offices, and the remaining 5%, or Rp 6.03 billion, was utilized for information technology development.

On December 31st 2000 the portion of funds allocated for loan disbursement and information technology development had been utilized. Of the funds allocated for new offices, Rp 948.86 million has been utilized, with Rp 5,079.49 million yet to be utilized.

5. Material Information

During the 2000 fiscal year the Company did not conduct any material information transactions, whether investments, expansion, divestments or acquisitions. Similarly, the Company did not conduct any transactions that might lead to conflict of interest of any kind as set out under Capital Market Supervisory Board Regulations No. IX. E.1 and No. X. K.1

6. Other

The Company implemented a policy of prudent banking practice regarding the Company's Capital Adequacy Ratio, as stipulated in Decree of the Director of Bank Indonesia No. 31/146/KEP/DIR dated November 12th 1998. The Company's Productive Asset Quality was calculated in accordance with Decree of the Director of Bank Indonesia No. 31/147/KEP/DIR dated November 12th 1998.

The Company provided for possible losses of productive assets in line with Decree of the Director of Bank Indonesia No. 31/148/KEP/DIR dated November 12th 1998. Credit restructuring was conducted by the Company in accordance with Decree of the Director of Bank Indonesia No. 31/150/KEP/DIR dated November 12th 1998. The Company strictly observed the legal lending limit. No loan disbursements were in contravention of, or exceeded, the amount set out in Decree of the Director of Bank Indonesia No. 31/177/KEP/DIR dated December 31st 1998. Net Open Position was in accordance with Decree of the Director of Bank Indonesia No. 31/178/KEP/DIR dated December 31st 1998. The ratio of non-performing loans to total loans was only 3.85%, or far below the maximum limit set by Bank Indonesia Regulation No.2/11/2000 dated March 31st 2000.

In order to fulfill Bank Indonesia Regulation No. 1/6/PBI/1999 dated September 20th 1999 relating to the Appointment of a Director of Compliance and Application of the Standard for Implementation of General Bank Internal Audit Functions, the Company appointed a Head of the Internal Audit Working Group (SKAI). with one Company's directors as Compliance Director.

In the area of management, the Board of Directors held regular weekly evaluation meetings to assess operational and financial activities. The supervisors, Board of Commissioner and Board of Auditors held regular monthly meetings to discuss the policies set by the Board of Directors and the realization of operational and financial activities, and the findings of the Internal Audit Working Group (SKAI). No report issued by the Audit Board mentions any deviation or non-conformance with the Board of Directors' policies. Total salaries and benefits paid to the Company's Board of Directors in 2000 were Rp 9.49 billion and to the Commissioners were Rp 1.46 billion.

III. Summary of Key Financial Data

The following table shows key financial data for the Company extracted from the Company's Financial Reports for the years ending December 31st 2000, December 31st 1999, December 31st 1998, December 31st 1997 and December 31st 1996 as audited by the Public Accountants Siddharta Siddharta & Harsono, who adjudged the Company to be Fit and Proper.

Balance Sheets

DESCRIPTION (Rp billion)	December 31				
	2000	1999	1998	1997*	1996*
Assets					
Cash on hand	148.48	131.50	69.83	57.78	62.01
Demand deposits with Bank Indonesia	474.23	423.24	301.14	127.66	60.39
Demand deposits with other banks-net	123.55	122.12	120.81	87.87	27.61
Placements with other bank-net	870.24	912.15	562.65	728.79	702.26
Marketable securities-net	6,939.40	6,840.84	4,842.00	257.97	221.26
Loans receivable-net	1,761.45	841.37	780.95	1,616.41	1,436.59
Long-term investments	7.81	15.24	15.24	15.31	15.31
Other receivables	25.55	11.61	12.76	62.09	14.81
Fixed assets-net	134.73	108.49	104.90	75.19	61.94
Other assets	125.06	137.78	60.66	50.07	18.57
Total Assets	**10,610.50**	**9,544.34**	**6,870.94**	**3,079.14**	**2,620.75**
Liabilities and shareholders Equity					
Demand deposits	2,428.12	2,090.73	1,431.78	642.59	446.52
Other liabilities payable on demand	57.82	32.65	25.02	25.11	28.80
Savings accounts	3,864.63	3,612.50	2,290.38	902.88	679.29
Time deposits	3,303.60	3,031.70	2,569.05	929.38	775.40
Certificates of deposits	0.03	0.04	0.38	1.37	2.68
Borrowings	139.43	118.57	67.08	275.45	452.39
Accrued expenses	28.74	27.15	83.98	67.46	10.69
Taxes payable	49.31	53.82	83.94	14.73	12.25
Other liabilities	40.91	24.36	23.49	28.43	24.80
Subordinated loan	0.00	0.00	0.00	0.00	11.92
Estimated loss on off balance sheet transactions	1.64	1.50	9.72	0.00	0.00
Total Liabilities	**9,914.23**	**8,993.02**	**6,584.82**	**2,887.40**	**2,444.74**
Total Shareholders Equity	**696.27**	**551.32**	**286.12**	**191.74**	**176.01**
Total Liabilites and Shareholders Equity	**10,610.50**	**9,544.34**	**6,870.94**	**3,079.14**	**2,620.75**
Income Statements					
Interest revenue	1,180.19	1,775.13	2,285.42	454.84	386.15
Interest expenses	774.70	1,208.74	1,499.75	309.38	243.12
Net interest income	405.49	566.39	785.67	145.46	143.03
Other operational expenses-net	280.11	383.65	220.84	86.01	98.39
Net operating income before allowances for uncollectible loans and other loss expenses	125.39	182.74	564.83	59.45	44.64
Recovery of allowances for uncollectible loans and other loss expenses	32.22	215.27	(402.66)	(16.87)	0.02
Net operating income	157.61	398.01	162.17	42.58	44.66
Non operational revenue and expenses	3.63	(3.15)	0.67	1.38	1.46
Net income before tax	161.24	394.86	162.84	43.96	46.12
Tax expenses	59.72	115.81	65.91	15.95	13.88
Net income for the year	101.52	279.05	96.93	28.01	32.24
Earnings per share (in whole Rupiah**)	133	625	247	90	177

* *Restated due to implementation of PSAK 46 and 50*

** *For year ending 1998, 1997 and 1996 assumed that shares par value Rp 500,000.00 split to Rp 500.00*

Financial Ratios

Description (Rp billion)	December 31				
	2000	1999	1998	1997*	1996*
Financial Ratios					
Total liabilities to Total assets	93.44	94.22	95.84	93.77	93.28
Total liabilites to Total equity	1,423.90	1,631.17	2,301.42	1,505.89	1,388.95
Total loans receivable to Total assets	17.06	9.53	16.53	53.62	55.87
Total productive asset to Total assets	90.83	91.02	95.50	86.29	91.83
Total third party funds to Total assets	90.44	91.52	91.57	80.42	72.65
Operational Business Ratios					
Net interest income to Average total assets	4.02	6.90	15.79	5.10	6.06
Net interest income to Average total equity	65.00	135.27	328.83	79.11	88.80
Net interest income to Average total productive assets-net	4.46	7.65	17.82	5.83	6.69
Net other operational expenses to Average total assets	2.78	4.67	4.44	3.02	4.17
Net other operational expenses to Average total equity	44.90	91.62	92.43	46.78	61.08
Net other operational expenses to Average total productive assets - net	3.08	5.18	5.01	3.44	4.60
Return on average assets	1.01	3.40	1.95	0.98	1.37
Return on average equity	16.28	66.64	40.57	15.23	20.01
Net income to Average total productive assets - net	1.12	3.77	2.20	1.12	1.51
Operational revenue (expenses) to Interest revenue	13.35	22.42	7.10	9.36	11.57
Net income before tax to Interest revenue	13.66	22.24	7.12	9.66	11.94
Net income to Interest revenue	8.60	15.72	4.24	6.16	8.35
Growth Ratios					
Net Interest income	(28.41)	(27.91)	440.11	1.70	(4.23)
Net operational revenue (expenses)	(60.40)	145.43	280.86	(4.67)	5.07
Net income	(63.62)	187.91	246.05	(13.12)	6.84
Total assets	11.17	38.91	123.15	17.49	24.80
Total liabilites	10.24	36.57	128.05	18.11	25.13
Total shareholder's equity	26.29	92.69	49.22	8.94	20.44
Loans receivable to total productive asset-net	18.90	10.56	18.32	63.05	61.63
Loans receivable to Third party funds (LDR) **	17.58	9.87	17.10	61.22	70.26
Allowances for loan losses to total loans receivable	2.69	7.46	31.26	2.10	1.88
Non-performing loans to Total loans receivable	3.85	13.26	57.08	9.23	6.72
Capital Adequacy Ratio (CAR) **	20.65	24.41	16.06	9.00	9.80

** Restated due to implementation of PSAK 46 and 50*
*** Based on Central bank regulation calculation*

IV. Management Analysis and Discussion

1. Business Activities

The Company's business activities is essentially to collect public funds through rupiah and foreign currency, demand deposits, deposit accounts, savings accounts, fixed term rupiah and foreign currency deposit accounts, and deposit certificates. Investment comprises loans including working capital loans, investment loans, small business loans, housing loans and motor vehicle loans. Fund allocation for other productive assets comprises placements with other banks in the form of current account balances and placements with other banks. Purchase of marketable securities comprises Bank Indonesia promissory notes. Services comprise international export-import transactions, transfers, collection, foreign currency trading, bank guarantees and safe deposit boxes.



On December 31st 2000 the Company was supported by a total of 4,473 employees, with the following composition:

	Description	Number	%
I.	**Management**		
	1. Board of Directors	5	0.11
	2. Executive Vice President	2	0.05
	3. Top Executive	44	0.98
	4. Middle Executive	744	16.63
	5. Staff and non Staff	3,678	82.23
Total		4,473	100.00
II.	**Education**		
	1. S2 (Master)	4	0.09
	2. S1 - Strata 1	837	18.71
	3. Diploma	542	12.11
	4. Junior up to Senior High School	3,090	69.08
Total		4,473	100.00

- Top Executive consisting of Division Head, Head of Head Office Operational, Branch Head
- Middle Executive consisting of Vice of Division Head, Vice of Branch Head, Department Head, Sub Branch Head , Vice of Department Head, Vice of Sub Branch Head, Cash Office Head and Authorized signer

As part of our efforts to develop managerial capabilities and staff knowledge and skills, in 2000 the Company implemented a series of internal and external training programs for all employee levels. Staff members also attended a number of seminars both in Indonesia and overseas, while the Company organized workshops aimed at improving quality of leadership throughout the branch offices.

At the end of December 2000 the Company had 148 offices consisting of 1 Directors & Commissioners Office, 1 Head Operation Head Office, 29 Branch Offices, 108 Sub Branches, 9 Cash Offices and 30 ATM outlets distributed across 16 provinces as shown in the table below.

No	Province	A	B	C	D	E	Total	F
1	DKI Jakarta	1	1	3	37	1	41	30
2	Medan	-	-	1	4	-	5	-
3	Pekanbaru	-	-	2	2	-	4	-
4	Palembang	-	-	1	4	-	5	-
5	Bengkulu	-	-	1	2	-	3	-
6	Lampung	-	-	1	1	-	2	-
7	West Java	-	-	4	15	3	22	-
8	Banten	-	-	1	2	-	3	-
9	Central Java	-	-	3	14	1	18	-
10	Yogyakarta	-	-	1	2	-	3	-
11	East Java	-	-	5	15	3	23	-
12	Denpasar	-	-	1	5	-	6	-
13	Sulawesi	-	-	1	-	-	1	-
14	East Kalimantan	-	-	2	4	-	6	-
15	West Kalimantan	-	-	1	1	1	3	-
16	South Kalimantan	-	-	1	-	-	1	-
	Total	**1**	**1**	**29**	**108**	**9**	**148**	**30**

A = Directors & Commissioner Office, B = Head Office Operational, C = Branch, D = Sub-Branch, E = Cash Office and F = ATM.

The Company did not have any ties or conduct any material category transactions aimed at capital investment. No ties, contracts, receivables or liabilities were made without the establishment of a proper agreement or observance of prevailing interest rates.

On December 31st 2000 the Company's On-Balance sheet showed Rp 1,341.85 billion in foreign exchange liabilities and Rp 1,321.55 billion in foreign exchange receivables. The Company's Off-Balance sheet showed Rp 92.89 billion in foreign exchange receivables and Rp 71.89 billion in foreign exchange liabilities. On-Off Balance Sheet Net Open Position was Rp 32.12 billion over sold, or 4.67% of capital. This is within the limits allowed by Bank Indonesia regulations.

Company liquidity, or minimum reserve requirement, was 5.13% for rupiah and 3.02% for foreign currency on December 31st 2000. This is still within the percentages allowed by Bank Indonesia regulations, which are 5% and 3% respectively.

Fund management activities conducted to counteract the risk of fluctuations in exchange rates and interest rates included adjusting the due date between source of funding and investment. Foreign exchange loans/investment were export oriented, based on the policy of prudent banking practice and tied to agreements. Placements with both local and foreign banks were based on the prevailing agreements between banks chosen for their financial capabilities and management reputation. With a policy of managing funds and providing facilities in accordance with prevailing regulations and policy of prudent banking practice, it is predicted that there will be no material impact on Company activities for the foreseeable future as a result of possible exchange rate volatility or wild fluctuation in interest rates.

2. *Financial*

The Company's financial performance is outlined below, based on the financial reports for the periods ending December 31st 2000 and December 31st 1999 as audited by Public Accountants Siddharta, Siddharta & Harsono as set out in the Key Financial Data above.

A. Interest Revenue and Interest Expenses

The largest portion of interest revenue and interest expenses came from interest received from investments in productive assets and interest payments on funds accumulated.

Table of Interest Revenue and Expenses

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Interest revenue						
Loans receivable	**199.91**	16.94	205.43	11.57	(5.52)	(2.69)
Placements with other banks	**49.50**	4.19	70.97	4.00	(21.47)	(30.25)
Marketable securities :	**900.74**	**76.32**	**1,477.75**	**83.25**	**(577.01)**	**(39.05)**
* Bank Indonesia promissory notes	**857.21**	72.63	1,463.99	82.47	(606.78)	(41.45)
* Other marketable securities	**43.53**	3.69	13.76	0.78	29.77	216.35
Demand deposits with other banks	**2.24**	0.19	1.30	0.07	0.94	72.31
Commissions	**27.80**	2.36	19.68	1.11	8.12	41.26
Total interest revenue	**1,180.19**	**100.00**	**1,775.13**	**100.00**	**(594.94)**	**(33.52)**
Interest expenses						
Demand deposits	**121.32**	15.66	149.38	12.36	(28.06)	(18.78)
Savings accounts	**334.00**	43.11	465.63	38.52	(131.63)	(28.27)
Time deposits	**301.72**	38.95	568.32	47.02	(266.60)	(46.91)
Interbank borrowings	**17.40**	2.25	22.50	1.86	(5.10)	(22.67)
Others	**0.26**	0.03	2.91	0.24	(2.65)	(91.07)
Total interest expenses	**774.70**	**100.00**	**1,208.74**	**100.00**	**(434.04)**	**(35.91)**
Net interest income	**405.49**		**566.39**		**(160.90)**	**(28.41)**

Interest Revenue

Interest revenue composition in 2000 comprised interest revenue from loans receivable of Rp 199.91 billion, placements with other banks of Rp 49.50 billion, marketable securities and Bank Indonesian promissory notes of Rp 900.74 billion, demand deposits with other banks of Rp 2.24 billion and commissions of Rp 27.80 billion. These accounted for 16.94%, 4.19%, 76.32%, 0.19% and 2.36% of total interest revenue respectively. Interest revenue realization in 2000 totaled Rp 1,180.19 billion compared to Rp 1,775.13 billion in 1999, representing a fall of Rp 594.94 billion, or 33.52% of interest revenue. Interest revenue from placements with other banks fell by Rp 21.47 billion, interest revenue on loans receivable fell by Rp 5.52 billion, marketable securities fell by Rp 577.01 billion, and interest revenue on others fell by Rp 9.06 billion.

The decline in interest revenue was caused by the drop in average bank interest rates. Although productive assets in the form of loans receivable rose by Rp 900.82 billion, interest revenue from loans receivable fell by Rp 5.52 billion. Although marketable securities rose by Rp 99.76 billion, interest revenue on marketable securities fell by Rp 577.01 billion.

Chart of Revenue, Expenses and Net Interest Income
For years ending December 31st 2000 and 1999



Rp. billion
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1,180.19
774.70
405.49
1,775.13
1,208.74
566.39
Year 2000
Year 1999
Interest Revenue
Interest Expenses
Net Interest Income

Interest Expenses

The Company recorded interest expenses from demand deposits of Rp 121.32 billion, interest expenses from savings accounts of Rp 334.00 billion, interest expenses from fixed term deposits of Rp 301.72 billion, and interest expenses from other accounts of Rp 17.66 billion, comprising 15.66%, 43.11%, 38.95% and 2.28% of total interest expenses respectively.

Interest expense realization for 2000 comprising interest expense for 1999 of Rp 1,208.74 billion, representing a drop of Rp 434.04 billion, or 35.91%. The largest drop was interest expense on demand deposits of Rp 28.06 billion, interest expenses on savings accounts fell by Rp 131,63 billion, and interest expenses on fixed term deposit accounts fell by 266.60 billion. This decline was due to the cut in bank interest rates, although funds deposited by the public experienced gains in the same period.

Net Interest Income

Net interest income remained positive in 2000, totaling Rp 405.49 billion. This compares favourably with the 1999 figure of Rp 566.39 billion, despite the decrease of Rp 160.90 billion, or 28.41%. Net interest income was the result of integrated fund sourcing and investment policies that were consistently in accordance with the Company's principles of prudent banking practice, especially in view of the continued macroeconomic and political situations that are incompatible with the development of the nation's banking industry.

B. Other Operational Revenue and Expenses

Other Operational Revenue

Other operational revenue during 2000 was Rp 20.68 billion, and included revenue from foreign currency transactions of Rp 14.56 billion, fees from credit unrelated transactions of Rp 24.03 billion. This represents a decrease of Rp 37.54 billion, or 64.48%, from the 1999 figure.

Other operational expense from foreign currency transactions during 2000 was Rp 17.91 billion. This represents a decline of Rp 23.12 billion, or 443.76%, from the 1999 figure. This decline was caused by a decrease in the volume of currency and import transactions.


2000
50000



Table of Other Operational Revenue and Expenses

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Other operational revenue						
Revenue from foreign currency						
transaction net	14.56	70.41	31.66	54.38	(17.10)	(54.01)
Fees from credit unrelated transactions	24.03	116.20	21.35	36.67	2.68	12.55
Others operational revenue						
(expenses) -net	(17.91)	(86.61)	5.21	8.95	(23.12)	(443.76)
Total other operational revenue	**20.68**	**100.00**	**58.22**	**100.00**	**(37.54)**	**(64.48)**
Other operational expenses						
Overhead expenses :						
Personnel	126.04	41.90	190.66	43.15	(64.62)	(33,89)
Occupancy	15.05	5.00	15.05	3.41	0	-
General and administrative	159.70	53.10	236.16	53.44	(76.46)	(32.38)
Total other operational expenses	**300.79**	**100.00**	**441.87**	**100.00**	**(141.08)**	**(31.93)**
Net other operational revenue						
(expenses)	**(280.11)**		**(383.65)**		**103.54**	**(26.99)**

Other Operational Expenses

Other operational expenses totaled Rp 300.79 billion in 2000. The biggest area of expenditure was personnel expenses, which totaled Rp 126.04 billion, building expenses, which totaled Rp 15.05 billion, and administrative and general expenses, which totaled Rp 159.70 billion. This represents a decrease of Rp 141.08 billion, or 31.93%, over the 1999 figure.

The decline in other operational expenses was mostly caused by a reduction in personnel expenses of Rp 64.62 billion, administrative and general expenses of Rp 76.46 billion from the 1999 figure, which included over 10-year bonus payments made to three Company directors.

Chart of Other Operational Revenue and Expenses
For years ending December 31st 2000 and 1999



Rp. billion
500
450
400
350
300
250
200
150
100
50
0
300.79
20.68
441.87
58.22
Year 2000
Year 1999
Other Operational Revenue
Other Operational Expenses

Operating Profit

Operating profit for 2000 totaled Rp 157.61 billion, representing a decrease of Rp 240.40 billion, or 60.40%, from the 1999 figure of Rp 398.01 billion.

Net Profit

Net profit recorded for 2000 totaled Rp 101.52 billion, representing a decrease of Rp 177.53 billion, or 63.62%, from the 1999 figure of Rp 279.05 billion. This is still a positive result, despite the fact that the macroclimate was not yet fully supportive of the banking industry, and the Company conducted intermediation as shown by the excess funds in the form of securities.

C. Assets, Liabilities and Equity

During 2000 the Company continued to record asset growth amounting to Rp 10,610.50 billion by the end of the year, representing an increase of Rp 1,066.16 billion, or 11.17%, from the 1999 figure of Rp 9,544.34 billion. Liabilities during 2000 also increased by Rp 921.21 billion, or 10.24%, from the 1999 figure of Rp 8,993.02 billion, reaching a year-end figure of Rp 9,914.23 billion, with the largest part coming from customer and public deposits.

Equity at the end of 2000 totaled Rp 696.27 billion, an increase of Rp 144.95 billion, or 26.29%, over the 1999 figure of Rp 551.32 billion.

Table of Assets, Liabilities and Equity Growth

December 31 (Rp billion)	2000	1999	Growth	
	Rp.	Rp.	Rp.	%
Total Assets	10,610.50	9,544.34	1,066.16	11.17
Total Liabilities	9,914.23	8,993.02	921.21	10.24
Total Equity	696.27	551.32	144.95	26.29

Chart of Assets, Liabilities and Equity Growth



For years ending December 31st, 2000 and 1999


Rp. billion
12000
10000
8000
6000
4000
2000
0
10,610.50
9,914.23
696.27
9,544.34
8,993.02
551.32
Year 2000
Year 1999
Assets
Liabilities
Equity

1. Asset Growth

Total assets on December 31st 2000 were Rp 10,610.50 billion, with the largest portion of this amount being productive assets amounting to Rp 9,637.57 billion, or 90.83% of total assets. The increase of Rp 1,066.16 billion in total assets from the 1999 figure of Rp 9,544.34 billion was mainly the result of the increase of Rp 900.82 billion and Rp 99.76 billion in loans disbursed and securities respectively.

2. Liabilities Growth

Liabilities on December 31st 2000 consisted of public deposits amounting to Rp 9,596.38 billion, or 96.79% of total liabilities, and borrowing amounting to Rp 139.43 billion, or 1.41% of total liabilities, with other liabilities accounting for the remaining Rp 178.42 billion, or 1.80% of total liabilities. Total liabilities on December 31st 2000 were Rp 9,914.23 billion, an increase of Rp 921.21 billion over the 1999 figure of Rp 8,993.02 billion.

Of the total liabilities on December 31st 2000, the Company still had a long-term loan from the World Bank totaling Rp 5.80 billion. The initial loan of USD 5.3 million was for disbursement to agriculture-based customers and agribusinesses. A floating interest rate based on the lowest average interest rate for Bank Indonesia 3-month fixed-term certificates from the previous 6 months, or the average interest rate for 3-month fixed-term deposits from five state banks, was used. The installment period is September 30th 1998 through March 30th 2007, and the loan is payable in 18 installments at six-month intervals, at the same rate as the exchange rate for withdrawals.



Loans from the Export-Import Bank of Japan totaled Rp 54.43 billion. The initial loan of JPY1.3 billion was for payments on investments and venture working capital. A floating interest rate based on the average interest rate for Bank Indonesia 3-month fixed-term certificates was used, with a 3-year grace period. The loan is payable in 22 installments between February 15th 2000 and August 15th 2010, at the same rate as the exchange rate for withdrawals.

Table of Borrowings

December 31, (Rp billion)	2000	1999	Growth	
	Rp.	**Rp.**	**Rp.**	**%**
Borrowings from other banks:	79.20	52.00	27.20	52.31
Short-term Borrowings:				
Call Money, Rupiah	79.00	52.00	27.00	51.92
Call Money, Foreign currencies	0.20	-	0.20	-
Long-term Borrowings:	60.23	66.57	(6.34)	(9.52)
World Banks loans - (AFP Facility)	5.80	6.69	(0.89)	(13.30)
Exim Bank of Japan loans	54.43	59.88	(5.45)	(9.10)
Total	**139.43**	**118.57**	**20.86**	**17.59**

3. Equity Growth

Total equity on December 31st 2000 was Rp 696.27 billion, consisting of Rp 485.00 billion paid-up capital and Rp 211.27 billion in other capital. The increase in equity of Rp 144.95 billion from the December 31st 1999 figure of Rp 551.32 billion was due to the increase in paid-up capital of Rp 250.00 billion, agio-net from the sale of shares of Rp 23.57 billion from the initial public offering in July 2000, and net profit for 2000 of Rp 101.52 billion.

D. Deposits

Total customer deposit on December 31st 2000 were Rp 9,596.38 billion, acquired through the Company's Demand deposit, Produktif Foreign Currency Demand Deposit, Savings Account, Produktif Savings Account, Buana Plus Savings Account and Fixed Term Deposit Account products. This total represents an increase of Rp 861.41 billion, or 9.86%, from the 1999 figure of Rp 8,734.97 billion.

Composition of customer deposits accumulated through the Demand Deposit, Savings Account and Deposit Account products were 25.30%, 40.27% and 34.43% of the total customer deposits funds respectively. This was in line with the Company policy of maintaining low cost of funds while maintaining liquidity.

Table of Third Party Funds
by Deposits Type

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	%	**Rp.**	%	**Rp.**	%
Demand deposits	2,428.12	25.30	2,090.73	23.94	337.39	16.14
Savings accounts:	3,864.63	40.27	3,612.50	41.36	252.13	6.98
Tabanas/Taska	0.35		0.47		(0.12)	(25.53)
Prioritas	57.29		54.79		2.50	4.56
Produktif	3,800.95		3,548.04		252.91	7.13
Buana Plus	6.04		9.20		(3.16)	(34.35)
Time deposits	3,303.60	34.43	3,031.70	34.71	271.90	8.97
Certificate of deposits	0.03	0.00	0.04	0.00	(0.01)	(25.00)
Total Third Party Funds	**9,596.38**	**100.00**	**8,734.97**	**100.00**	**861.41**	**9.86**

This policy was also adhered to for customer number accounts. Demand deposits totaling 30,201 accounts, Savings accounts totaling 162,981 accounts and Deposit accounts totaling 36,119 accounts represented 13.17%, 71.08% and 15.75% of the total number of customers accounts, or 229,301 accounts.

Table of Deposits Customer Accounts
By Products Type

Type of Deposits (Number of Customers Accounts)	2000		Average *Balance Rp	1999		Average *Balance Rp
	Total	%		Total	%	
Demand deposits	30,201	13.17	80.40	30,559	11.32	68.42
Savings accounts	162,981	71.08	23.71	197,042	73.01	18.33
Time deposits	36,119	15.75	91.47	42,288	15.67	71.69
Total	229,301	100.00	41.85	269,889	100.00	32.37

** Rp million/account*



Chart of Fundings and Customer Accounts Composition
Years ending December 31st, 2000 and 1999
In Percentage
Composition
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
71.08%
73.01%
13.17%
15.75%
11.32%
15.67%
Funding
Customer Accounts
Year 2000
Funding
Customer Accounts
Year 1999
Time Deposits
Savings Accounts
Demand Deposits

E. Fund Investments

From the funds accumulated by the Company as of December 31st 2000, investment in productive assets totaled Rp 9,637.57 billion, consisting of placements with other banks of Rp 879.03 billion, marketable securities include Bank Indonesia promissory notes (SBI) of Rp 6,940.60 billion, loans receivable of Rp 1,810.05 billion and long-term investment totaling Rp 7.89 billion, or 9.12%, 72.02%, 18.78% and 0.08% of total productive assets respectively.

Total productive assets as of December 31st 2000 increased by Rp 950.74 billion, or 10.94 % from the 1999 figure of Rp 8,686.83 billion. These included placements with other banks amounting to Rp 921.37 billion, Bank Indonesia promissory notes valued at Rp 6,840.84 billion, loans receivable of Rp 909.23 billion, and share participation amounting to Rp 15.39 billion, or 10.61%, 78.75%, 10.47% and 0.18% of total productive assets respectively.

Table of Productive Assets

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Placements with other banks	879.03	9.12	921.37	10.61	(42.34)	(4.60)
Marketable securities	6,940.60	72.02	6,840.84	78.75	99.76	1.46
Loans receivable	1,810.05	18.78	909.23	10.47	900.82	99.07
Long - term investments	7.89	0.08	15.39	0.18	(7.50)	(48.73)
Total	**9,637.57**	**100.00**	**8,686.83**	**100.00**	**950.74**	**10.94**

Loans Receivable

Loan facilities on December 31st 2000 was Rp 3,086.49 billion, an increase of Rp 1,202.75 billion, or 63.85%, from the 1999 figure of Rp 1,883.74 billion. Loans receivable on December 31st 2000 totaled Rp 1,810.05 billion, an increase of Rp 900.82 billion, or 99.07% from the 1999 figure. The increase in loans receivable was in line with the increase in loan requests from the business sector, and was supported by the Company's ability to offer relatively low interest rates.

Table of Loans Facility and Loans Outstanding

Description (Rp Billion)	2000 Amount	1999 Amount
Total loan facilities	3,086.49	1,883.74
Loans outstanding	1,810.05	909.23
Unused customer loan facilities	1,156.98	958.09
Outstanding/total loan facilities (%)	**58.64**	**48.27**

Although the Company made every effort to disburse the excess funds held in the form of loans, the Company it focused consistently on retail and commercial consumers in the field of trade and distribution. Loans disbursement to corporate scale were producers related to the supply of publics basic necessities goods, and loans in foreign currency were aimed at export-oriented manufacturers and traders.

Loans disbursement on December 31st 2000 are listed according to loan type, major current accounts overdrafts category as shown in the table below.

December 31 (Rp Billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Current account overdrafts	956.15	52.82	564.86	63.13	391.29	69.27
Installment loans	292.51	16.16	95.33	10.49	197.18	206.84
Motor vechile loans	135.14	7.47	12.20	1.34	122.94	1,007.70
Fixed loans	110.86	6.13	69.33	7.63	41.53	59.90
Housing loans	95.80	5.29	26.35	2.90	69.45	263.57
Promisory notes	75.60	4.18	24.92	2.74	50.68	203.37
Investmet loans	47.62	2.63	19.63	2.16	27.99	142.59
Post-import financing	28.65	1.58	31.01	3.41	(2.36)	(7.61)
Post-export financing	26.38	1.46	24.22	2.66	2.16	8.92
EXIM VI loans	15.95	0.88	19.07	2.10	(3.12)	(16.36)
Syndicated loans	15.54	0.86	12.82	1.41	2.72	21.22
Employee loans, interest free	4.92	0.27	3.58	0.39	1.34	37.43
Agriculture financing project loans	2.64	0.15	2.41	0.27	0.23	9.54
Small business loans (multi purpose)	0.96	0.05	1.13	0.12	(0.17)	(15.04
Apartment loans	1.34	0.07	2.37	0.26	(1.03)	(43.46)
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**

Loans disbursed composition is based on the economic sector and made in line with the Bank Indonesia categories, dominant which are trade, restaurants, hotels and industry.

Table of Loans Distribution by Economic Sectors

December 31 (Rp Billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
Trading, restaurant & hotel	915.97	50.60	466.45	51.30	449.52	96.37
Manufacturing	422.88	23.36	250.79	27.58	172.09	68.62
Others	286.04	15.80	45.23	4.98	240.81	532.41
Business services	100.11	5.53	63.60	6.99	36.51	57.41
Construction	34.86	1.93	28.82	3.17	6.04	20.96
Transportation, warehousing & communication	20.55	1.13	36.85	4.05	(16.30)	(44.23)
Social services	17.30	0.96	12.26	1.35	5.04	41.11
Agriculture & agricultural infrastructure	11.79	0.65	5.12	0.56	6.67	130.27
Mining	0.28	0.02	0.09	0.01	0.19	211.11
Electricity, gas & water	0.27	0.02	0.02	0.00	0.25	1,250.00
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**

Loans disbursed based on scale of business, scale of loan amount, use of loans and prevailing loan maturity periods dominant for small to medium-scale businesses for working capital are tabled below.

December 31 (Rp Billion)	2000		1999		Growth	
	Rp.	%	Rp.	%	Rp.	%
BASED ON BUSINESS SCALE						
Consumer loans	238.16	13.16	45.64	5.02	192.52	421.82
Retail & commercial loans	1,142.56	63.12	599.34	65.92	543.22	90.64
Corporate loans	429.33	23.72	264.25	29.06	165.08	62.47
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**
BASED ON AMOUNT SCALE						
> Rp. 350 million	490.59	27.10	249.18	27.41	241.41	96.88
Rp. 350 million up to Rp. 2.5 billion	890.13	49.18	395.80	43.53	494.33	124.89
> Rp. 2.5 billion	429.33	23.72	264.25	29.06	165.08	62.47
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**
BASED ON LOAN UTILIZATION						
Working capital	1,475.01	81.49	830.20	91.31	644.81	77.67
Investment	107.05	5.91	34.19	3.76	72.86	213.10
Consumption	227.99	12.60	44.85	4.93	183.14	408.34
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**
BASED ON MATURITY						
Up to 1 year	1,263.56	69.81	744.17	81.84	519.39	69.79
> 1 year - 3 years	332.86	18.39	49.53	5.45	283.33	572.04
> 3 years - 5 years	174.76	9.65	89.70	9.87	85.06	94.83
> 5 years	38.87	2.15	25.83	2.84	13.04	50.48
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**

Loans disbursed to the retail-commercial sector on December 31st 2000 increased by Rp 543.22 billion from 1999, accounting for 60.30% of total loan growth for 2000. Loans for amounts up to Rp 2.5 billion increased by Rp 735.74 billion, accounting for 81.67% of total loan growth for 2000. Based on utilization, loans for working capital and consumers increased by Rp 644.81 billion and Rp 183.14 billion, or 71.58% and 20.33% respectively of total loan growth during 2000. This pattern also applied to one-year loans, which increased by Rp 519.39 billion, or 57.66% of total loan growth in 2000.

G. Health Rating

The Company remained solid through the crisis that afflicted Indonesia's banking industry, and even became a model for others through consistent application of its policy of prudent banking practice. This was in line with the prevailing evaluation criteria for measuring general bank health as determined by Bank Indonesia under the acronym CAMEL (Capital Adequacy Ratio, Asset Quality, Management, Earnings, Sustainability and Liquidity).

Capital Adequacy Ratio (CAR)

The Company's CAR after calculation of on-off weighted risk assets was 20.65% on December 31st 2000, a slight decrease from the December 31st 1999 figure of 24.41%.

Table of Capital Components and Capital Adequacy Ratio

December 31 (Rp billion)	2000	1999	Growth
	Rp.	Rp.	Rp.
Tier I capital			
Paid - up capital	485.00	235.00	250.00
Additional paid-up captial-net	23.57	-	23.57
Diffrence between purchase/selling price and book value of transactions with companies under common control	(6.22)	(6.22)	-
Unrealized gain (loss) on increase (decrease) in market value of marketable securities availabe for sale	(0.11)	0.03	(0.14)
Retained earnings net of taxes	92.51	43.46	49.05
Current fiscal year end income	50.76	139.53	(88.77)
Subtotal	**645.51**	**411.80**	**233.71**
Tier II capital			
Reappraisal of fixed assets	-	-	-
Provision for possible productive assets losses	41.59	22.23	19.36
Borrowing capital	-	-	-
Subordinated loans	-	-	-
Subtotal	**41.59**	**22.23**	**19.36**
Total Capital (Tier I & Tier II)	**687.10**	**434.03**	**253.07**
Risk-weighted assets	3,326.91	1,777.97	1,548.94
Total capital adequacy ratio	20.65%	24.41%	(3.76%)
Tier I capital adequacy ratio	19.40%	23.16%	(3.76%)
Minimum total capital adequacy ratio required	4.00%	4.00%	-

Company CAR was 20.65%, or 16.65% higher than the minimum required CAR set by Bank Indonesia of 4% by the end of 2000 and 8% by the end of 2001. This high CAR was the result of funds accumulated from the proceeds of the initial public offering in July 2000, and sustainable net profits amounting to Rp 101.52 billion recorded by the Company during 2000.

Productive Assets Quality

Total productive assets recorded by the Company on December 31st 2000 amounted to Rp 9,637.57 billion, total provision for possible losses on productive assets amounted to Rp 61.56 billion, or 0.64% of total productive assets.

On December 31st 1999, provision for possible losses on productive assets amounted to Rp 79.96 billion of total productive assets of Rp 8,686.83 billion.

December 31 (Rp billion)	2000		1999		Growth	
	Rp.	**%**	**Rp.**	**%**	**Rp.**	**%**
Current	1,688.43	93.28	764.25	84.05	924.18	120.93
Special mention	51.88	2.87	24.42	2.69	27.46	112.45
Substandard	15.12	0.84	45.48	5.00	(30.36)	(66.75)
Doubtful	3.31	0.18	6.50	0.71	(3.19)	(49.08)
Loss	51.32	2.84	68.59	7.54	(17.27)	(25.18)
Total	**1,810.05**	**100.00**	**909.23**	**100.00**	**900.82**	**99.07**
Total Non - Performing Loans	**69.75**	**3.85**	**120.57**	**13.26**	**(50.82)**	**42.15**

Total non-performing loans on December 31st 2000, categorized as substandard, doubtful and losses amounted to Rp 69.75 billion, or 3.85% of total loans receivable of Rp 1,810.05 billion. Total non-performing loans on December 31st 1999 amounted to Rp 120.57 billion, or 13.26% of total loans receivable of Rp 909.23 billion, a decrease of Rp 50.82 billion.

This non-performing loan ratio was far below the maximum allowable limit set by Bank Indonesia Regulation No. 2/11/PBI/2000 dated 31st March 2000, which was fixed at 35% at the end of March 2000, and will be reduced to 5% at the end of 2001.

Table of Loans Written - off and Recovery

December 31 (Rp billion)	2000	1999	Growth	
	Rp.	Rp.	Rp.	%
Loans receivable	1,810.05	909.23	900.82	99.07
Allowance for uncollectible loans	(48.60)	(67.86)	(19.26)	(28.38)
Total loans receivable-net	**1,761.45**	**841.37**	**920.08**	**109.35**
Total non -performing loans	69.75	120.57	(50.82)	(42.15)
Loans written - off	7.65	108.50	(100.85)	(92.95)
Recovery of loans previously written - off	(21.47)	(28.23)	(6.76)	(23.95)
Ratio non-performing loans to Total loans receivable	3.85%	13.26%		(9.41)
Ratio of allowance for loan losses to Total loans receivable	2.69%	7.46%		(4.78)
Ratio loans written - off to Total loans receivable	0.42%	11.93%		(11.51)

The decline in ratio of provision for possible losses on loans receivable to total loans receivable and ratio non-performing loans to total loans receivable were in line with the Company successful improvement in the quality of loans disbursed and new loan disbursement. The Company adopted a highly selective approach to loan disbursement, taking careful consideration of business quality and character of potential borrowers.

Legal Lending Limit

The Company continued to focus on small and medium-scale loan disbursement. No loans disbursed were in contravention of, or exceeded, the legal lending limit, whether to debtors related to the Company. The greatest loans was Rp 44.00 billion, or just 2.43% of total loans disbursed. Loan disbursements to debtors related to the Company or otherwise, including loans made to Company staff, amounted to just Rp 26.27 billion, or 1.46% of total loans disbursed.

December 31 (Rp billion)	2000		1999	
	Rp.	%	**Rp.**	%
Loans receivable to related party	26.47	1.46	12.76	1.40
Loans receivable to non-related party	1,783.58	98.54	896.47	98.60
Total	**1,810.05**	**100.00**	**909.23**	**100.00**
The greatest amount of loans receivable				
to Corporate Customer	44.00	2.43	28.48	3.13
The greatest amount of loans receivable				
to Individual Customer	34.70	1.92	30.70	3.38

Management

The Company with all its branches, human resources and assets held needs to improve the quality of its management in order to offset the possible impact of market risk, credit risk, operating risk and legal risk, either to the Company or its Board of Director and Commissioner. To to avoid this, management has implemented two policies:

1. Regulation policy. The Company's Board of Directors has decreed that all operations, products, administration and reports will be subject to a policy of prudent banking practice, to be adopted Head Office and at all branches and subbranches.

2. Organizational policy. The Company has divided itself into two functional areas: Operational Functions, which cover Operations Division, Head of Head Office Operation, Head of Branch and Head of Sub Branch responsible for all operations, administration and reporting in line with the prevailing regulations; and Non-Operational Functions, which include the formulation of policies and procedures to serve as a reference for conducting operational functions and supervision.

Risk control will cover:

a. Operations, referring to standard operating procedure that governs the flow of transactions and documents, together with the function and responsibilities of each job level.
b. Credit, referring to the Annual Business Plan for growth, business and economic sectors to be targeted for loans. Starting at branch level, the process includes review and analysis by the Division of Loan Review and Supervision of loan policies and procedures and approval made by the Board of Directors.
c. Treasury, referring to liquidity management and interest rates implemented in line with the decrees from the Board of Directors supported by accurate data from ALCO (Asset Liabilities Committee). Foreign exchange transactions are made for customers only. The Company does not have a bank position, and is consequently not affected by possible exchange rate fluctuations.
d. Evaluation, referring to the routine weekly meeting held by the Company's Board of Directors to evaluate current work plans and performance, and the routine monthly coordination meeting held by the Board of Directors with all division heads to discuss actions to be taken in order to meet the business plan and budget requirements.
e. Supervision.
    1. The Company has appointed a Compliance Director who shall be responsible for rejecting policies or decisions established by the Bank management in the event of conflict with the principles of prudent banking practice.
    2. Supervision is carried out by the Bank Internal Audit Work Group (SKAI) by performing routine checks of all work units, branches and subbranches, and reporting results to the President Director, Board of Commissioners, and Board of Auditors.
    3. The Board of Commissioners and the Board of Auditors shall hold a monthly meeting to discuss the findings of the SKAI report.

Return on Assets and Return on Equity

From weighted average total assets held by the Company in 2000 and net profit amounting to Rp 101.52 billion, Return on Assets (ROA) amounted to 1.01% compared to 3.40% in 1999, a decrease of 2.39%. From weighted average total equity held by the Company in 2000, Return on Equity (ROE) amounted to 16.28%, lower than the 1999 figure of 66.64%.

The decrease in ROA and ROE in 2000 was due to the fact that the majority of productive assets were still dominated by low-risk, low-interest Bank Indonesia promissory notes (SBI).

Liquidity

Management of liquidity during 2000 was aimed at ensuring that the composition of funds sourced achieved an average lower costs of fund that the interest rate for Bank Indonesia securities. The balance of cash on hand was adjusted to meet customer needs and reserve were also made to ensure that were in line with minimum reserve requirement.

On December 31st 2000 the Company's liquid assets totaled Rp 6,812.96 billion, or 71.00% of total deposits held, including Rp 148.48 billion in cash on hand, Bank Indonesia rupiah and foreign demand deposits accounts totaling Rp 474.23 billion, and Bank Indonesia promissory notes totaling Rp 6,190.25 billion.

H. Business Risks

During 2001 and beyond, risks to the Company will include the unstable political situation that could have an adverse effect on the business sector.

1. **Political and Economic Risk**

   Political instability since mid-1997 has hampered the process of Indonesian economic recovery, and made investors hesitant. If this situation continues, the business sector will be affected, and public expenditure and savings behaviour will become irrational, which will in turn affect loan disbursement efforts, Company profit, and efforts in fund accumulation. The Company has anticipated this risk by implementing a policy of prudent banking practice towards investment, especially in the area of loan disbursement to small and medium-scale businesses and other excess funds such as Bank Indonesia promissory notes.

2. **Government Policy Risk**

   If fiscal policies such as raising taxes are implemented in an effort to achieve national targets, and the Monetary Authority introduces monetary contraction to stabilize inflation and exchange rates, loan disbursements and fund accumulation will both be adversely affected. The Company has anticipated this risk by working to maintain customer trust through healthy banking practices and provide funding products that are in line with customer liquidity levels.

3. **Competition Risk**

The banking recapitalization and restructuring program has resulted in 90% of the nation's banks being transferred to government ownership. The funding and loans market segments will be oriented to greater total number of branches, superior information technology solutions, human resource quality and capital capacity. The Company will strive to improve the quality of its services by expanding the number of branches, increasing IT utilization, and developing human resource capacity, especially to serve the needs of our retail customers. The Company will also raise capital by sustainable increase net profit and capital market mechanisms.

4. **Operating Risk**

Mismanagement of the Company, its branches, its workforce and its total assets may result in errors that could adversely lead to loss of customer confidence in the Company, or to financial loss. The Company has anticipated this through the organization, function, job and responsibility of every employee, supported by online information technology systems designed to tighten supervision.

5. **Capitalization Risk**

Main financial risk to the banking sector is the inability to fulfill Capital Adequacy Ratio. If, through mismanagement of foreign exchange, loan disbursement becomes non recoverable and has to be written off, this could seriously affect to the bank's capital. To negate the risks from foreign exchange transactions, the Company has remained consistently faithful to its policy of conducting foreign exchange transaction only for its customers, and not in an effort to strengthen the bank's position. To avoid the risk associated with loan disbursement, the Company will continue to consistently target small to medium-scale businesses, especially within the trade and distribution sector, and disburse excess funds to liquid instruments and low risk.

6. **Risks from Exchange Rates and Interest Rates**

To manage against the risk associated with exchange rate fluctuations, the Company consistently conducts its foreign exchange transaction activities in line with Bank Indonesia regulations and only for the benefit of its customers.

To manage against the risk associated with interest rate fluctuations, all investment funds, in whatever form, amount and period discipline are adjusted in line with the total and time period of the fund source.

I. Significant Events Following the Date of the Accountant s Report

No significant events categorized as information having a material effect took place following the issue date or Accountant's Report. The Accountant's Report dated March 12, 2001 contains financial information for the Company for the period December 31st 2000 and December 31st 1999.

J. Business Prospects

1. Indonesian Economy

Although on one hand the uncertain political and security situation hampered the acceleration of Indonesian economic recovery, on the other hand the Indonesian economy showed some movement in the right direction. In 2001, if the political uncertainties do not lead to civil disorder, and the security and legal processes improve, the economy will begin to improve, followed in turn by increased local and foreign investment and increased job opportunities.

Gross Domestic Product

Indonesia's gross domestic product, which was only 0.2% in 1999, had risen to 4.8% by the end of 2000. This was accompanied by a budget deficit realization of only 3.8%. This small figure was helped by the rise in oil prices to over USD 29 per barrel. Bank Indonesia predicts GDP in 2001 to be between 4.5% and 5%, and the Government is targeting 5%.

Inflation

Inflation in 2000 rose to 9.35%, which was far higher than the 1999 figure of 2.01%. This was caused by price adjustments for goods containing imported components, which caused the rupiah to weaken and national fuel prices to rise. Bank Indonesia predicts inflation in 2001 to be between 7.5% and 8.5%, and the Government is targeting 4% - 6%.

Exchange Rates

The rupiah, which was still trading below Rp 8,000 to the US dollar at the end of 1999, had weakened to Rp 9,435 to the US dollar at the end of 2000. This was caused by the limited amount of capital in flow through capital markets or direct investment and the increase in foreign exchange from exports being deposited offshore. Bank Indonesia predicts the exchange rate in 2001 to be Rp 8,000 to the US dollar, and the Government is targeting Rp 7,750 - Rp 8,250 to the US dollar.

Interest Rates

The interest rate for one-month SBIs at the beginning of 2000 was 12.5%, which had risen to 14.53% by the end of the year. The interest rate for one-month fixed-term deposits was 12.2% at the beginning of 2000, which had fallen to 12.0% by the end of the year.

The overall increase in interest rates was caused primarily by the weakening rupiah, the rising inflation rate, political instability and security issues. Bank Indonesia predicts the interest rates for three-month fixed-term deposits to rise to 13% during 2001.

Capital Market

The capital market is extremely sensitive to political instability, concerns over security and legal uncertainties. At the beginning of 2000 there was some hope that the capital market would rebound after the Jakarta Stock Exchange composite share index reached the 700 mark and daily trading exceeded Rp 1 trillion in February 2000. By the end of 2000, the index had dropped to 416.321 and daily trading was less than Rp 250 billion. In 2001, the capital market is expected to stabilize, as 90% of investors are local.

2. Company's Prospects

The Company as a player in the national banking sector is strongly influenced by political and security issues that impact on economic activities and which could occur during 2001. However, as long as these events do not affect national stability, there is a hope that economic activity will pick up, especially in those sectors of the economy that deal with basic public needs.

The banking industry will marked by banking oligopoly competition, and economic liberalization both through takeovers of local companies by foreign investors and through the acquisition of Government-held assets by foreign investors will continue as part of the divestment process. This will be an opportunity for the Company growth, with the support of solid financial fundamentals, namely a strong Capital Adequacy Ratio, excess funds in the form of Bank Indonesia Certificates, and a network of branches and online services to facilitate every type of customer transaction.



The Company's experience as a business partner to our retail customers, the confidence of our customers in maintaining accounts with the Company has risen steadily. Figures for the years 1996 to 2000 reveal increases funding of 30.06%, 154.08%, 38.83% and 9.86%. The quality of small and medium-scale customer loans has never experienced negative spread, and the total loan disbursement has continually risen.

The growth we have achieved so far and our ability to manage and allocate our resources accurately, seize every opportunity and understand every risk using policy of prudent banking practice, has made us thoroughly confident that the Company will continue to thrive as one of the Core Banks of Indonesia.

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AUDITOR'S REPORT

CONTENTS



Siddharta Siddharta & Harsono
Registered Public Accountants

32nd Floor Wisma GKBI
28, Jl. Jend. Sudirman
Jakarta 10210
Indonesia

PO Box 4781
Jakarta 12047
Indonesia

Tel. 62 (21) 574 2333
62 (21) 574 2888
Fax. 62 (21) 574 1777
62 (21) 574 2777

Independent Auditor's Report

No.: L.00 - 138 - 01.

The Shareholders,
Commissioners and Directors
PT Bank Buana Indonesia Tbk:

We have audited the accompanying balance sheets and statements of commitments and contingencies of PT Bank Buana Indonesia Tbk (the "Bank") as of 31 December 2000 and 1999 and the related statements of income, statements of changes in shareholders' equity, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and the commitments and contingencies of PT Bank Buana Indonesia Tbk as of 31 December 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia.

As discussed in Note 36 to the financial statements, many Asia Pacific countries, including Indonesia, are experiencing economic difficulties, including liquidity problems, volatility in prices, and significant slowdowns in business activity.

Siddharta Siddharta & Harsono
Registered Public Accountants
License No. KEP-1108/KM.17/1998

Drs. Istata Taswin Siddharta
Public Accountants License No. 98.1.0192

Jakarta, 12 March 2001

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.



PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS
31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

ASSETS	Notes	2000	1999
Cash on hand	3	148,479,128	131,497,679
Demand deposits with Bank Indonesia	4	474,229,099	423,240,991
Demand deposits with other banks	5	124,796,000	123,352,799
Allowance for uncollectible demand deposits with other banks	2m	(1,247,960)	(1,233,528)
Placements with other banks	2j,6	879,025,188	921,367,223
Allowance for uncollectible placements with other banks	2m	(8,790,252)	(9,213,672)
Marketable securities	2k,7	6,940,602,414	6,840,839,002
Allowance for possible losses on marketable securities	2m	(1,201,506)	-
Loans receivable	2l,8		
Related parties	2c,34	26,469,413	12,761,188
Non-related parties		1,783,583,812	896,471,859
Allowance for uncollectible loans	2m	(48,600,932)	(67,858,728)
Long-term investments	2n,9	7,889,000	15,389,000
Allowance for decline in value of long-term investments		(78,890)	(153,890)
Other receivables	2e,10	25,546,527	11,608,272
Fixed assets, acquisition cost/revaluation value	2o,11	214,677,343	168,043,451
Accumulated depreciation		(79,945,530)	(59,550,992)
Other assets	12		
Related parties	2c,34	9,555,036	7,335,364
Non-related parties		151,178,146	130,444,514
Allowance for decline in value of other assets		(35,670,675)	-
TOTAL ASSETS		10,610,495,361	9,544,340,532

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

BALANCE SHEETS (Continued)
31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	2000	1999
LIABILITIES			
Demand deposits	13		
Related parties	2c,34	157,508,207	149,806,400
Non-related parties		2,270,608,405	1,940,926,656
Other liabilities payable on demand	14	57,814,275	32,648,489
Saving accounts	15		
Related parties	2c,34	40,560,099	24,182,000
Non-related parties		3,824,071,969	3,588,313,280
Time deposits	16		
Related parties	2c,34	69,766,443	55,669,300
Non-related parties		3,233,838,444	2,976,034,030
Certificates of deposit	17	29,000	41,340
Borrowings	18	139,427,094	118,567,500
Accrued expenses		28,734,796	27,146,631
Taxes payable	19	49,312,751	53,817,898
Other liabilities	20	40,913,730	24,360,176
Estimated loss on off-balance sheet transactions	21	1,637,910	1,503,052
TOTAL LIABILITIES		9,914,223,123	8,993,016,752
SHAREHOLDERS' EQUITY			
Share capital at par value of Rp 500 per share:			
Authorized: 1,800,000,000 shares.			
Issued and paid-in share capital:			
970,000,000 shares at the end of 2000 and 470,000,000 shares at the end of 1999	22	485,000,000	235,000,000
Additional paid-in capital, net	2q,23	23,566,959	-
Difference in value of transactions with entities under common control	2d,24	(6,219,762)	(6,219,762)
Unrealized (loss) gain from (decrease) increase in fair value of available-for-sale marketable securities		(112,428)	29,499
Retained earnings		194,037,469	322,514,043
TOTAL SHAREHOLDERS' EQUITY		696,272,238	551,323,780
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**10,610,495,361**	**9,544,340,532**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF COMMITMENTS AND CONTINGENCIES
31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	Notes	2000	1999
COMMITMENTS			
Committed receivables:	31		
Forward foreign exchange contract receivables			
Related parties	2c,34	-	1,775,000
Non-related parties		46,303,680	51,677,420
Spot foreign exchange contract receivables		44,616,750	-
Receivables from repurchase agreements		500,000,000	24,466,116
Total committed receivables		590,920,430	77,918,536
Committed liabilities:	31		
Unused customer loan facilities		1,156,980,755	958,094,226
Outstanding irrevocable Letter of Credit		84,206,031	32,266,426
Acceptance of import Letter of Credit bills of exchange		9,976,397	17,113,073
Forward foreign exchange contract payables			
Related parties	2c,34	-	1,775,000
Non-related parties		44,008,815	51,661,803
Spot foreign exchange contract payables			
Related parties	2c,34	2,398,750	-
Non-related parties		23,987,500	-
Total committed liabilities		1,321,558,248	1,060,910,528
Total commitments - net liabilities		**(730,637,818)**	**(982,991,992)**
CONTINGENCIES			
Contingent receivables:	31		
Interest on non-performing loans		1,336,079	2,313,689
Total contingent receivables		1,336,079	2,313,689
Contingent liabilities:	31		
Bank guarantees issued to customers		69,377,337	59,705,563
Unused traveller's cheques		11,182,493	7,946,178
Total contingent liabilities		80,559,830	67,651,741
Total contingencies - net liabilities		**(79,223,751)**	**(65,338,052)**
Total commitments and contingencies - net liabilities		**(809,861,569)**	**(1,048,330,044)**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF INCOME
YEARS ENDED 31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	Notes	2000	1999
OPERATIONAL REVENUE AND EXPENSES:			
Interest revenue:			
Interest	2e,25	1,152,392,706	1,755,448,227
Commission	2g	27,802,090	19,681,424
		1,180,194,796	1,775,129,651
Interest expenses	2f,26	(774,698,455)	(1,208,737,644)
Net interest income		405,496,341	566,392,007
Other operational revenue (expenses):			
Revenue from foreign currency transactions, net	2b	14,556,171	31,655,741
Fees from credit unrelated transactions	2g	24,035,782	21,354,654
Recovery of allowance for uncollectible loans and other productive assets, net	2m	32,223,454	215,270,270
Other (expenses) income, net		(17,908,363)	5,213,177
		52,907,044	273,493,842
Overhead expenses:			
Personnel	27	(126,041,942)	(190,659,183)
Occupancy	2c,34	(15,051,150)	(15,048,440)
General and administrative	2c,28,34	(159,696,251)	(236,165,230)
		(300,789,343)	(441,872,853)
Other operational expenses, net		(247,882,299)	(168,379,011)
NET OPERATING INCOME		157,614,042	398,012,996
NON-OPERATIONAL REVENUE (EXPENSES):			
Gain on sale of fixed assets, net		4,035,467	1,069,048
Loss on impairment of fixed assets value		-	(4,648,514)
Others		(411,306)	427,279
		3,624,161	(3,152,187)
INCOME BEFORE TAX		161,238,203	394,860,809
TAX EXPENSES	2r,19	(59,714,777)	(115,806,635)
NET INCOME FOR THE YEAR		**101,523,426**	**279,054,174**
EARNINGS PER SHARE (IN WHOLE RUPIAH):	2s,29		
Net operating income		207	891
Net income		133	625

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED 31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

					Retained earnings		
	Share capital	Additional paid-in capital, net	Difference in value of transactions with entities under common control	Unrealized (loss) gain from (decrease) increase in fair value of available-for-sale marketable securities	Appropriated retained earnings	Un-appropriated retained earnings	Total shareholders' equity
Balance as of 31 December 1998	200,000,000	-	(6,219,762)	(6,119,630)	-	98,459,869	286,120,477
Net income for the year	-	-	-	-	-	279,054,174	279,054,174
Payment of cash dividends (Note 30)	-	-	-	-	-	(55,000,000)	(55,000,000)
General reserve	-	-	-	-	1,000,000	(1,000,000)	-
Additional issued and paid-in capital	35,000,000	-	-	-	-	-	35,000,000
Unrealized gain on increase in fair value of available-for-sale marketable securities	-	-	-	6,149,129	-	-	6,149,129
Balance as of 31 December 1999	235,000,000	-	(6,219,762)	29,499	1,000,000	321,514,043	551,323,780
Net income for the year	-	-	-	-	-	101,523,426	101,523,426
Payment of cash dividends (Note 30)	-	-	-	-	-	(230,000,000)	(230,000,000)
Additional issued and paid-in capital (Note 23)	250,000,000	38,800,000	-	-	-	-	288,800,000
Shares issuance cost (Note 23)	-	(15,233,041)	-	-	-	-	(15,233,041)
Unrealized loss on decrease in fair value of available-for-sale marketable securities	-	-	-	(141,927)	-	-	(141,927)
Balance as of 31 December 2000	**485,000,000**	**23,566,959**	**(6,219,762)**	**(112,428)**	**1,000,000**	**193,037,469**	**696,272,238**

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS
YEARS ENDED 31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	2000	1999
Cash flows from operating activities:		
Interest and commission received	1,166,256,541	1,776,283,121
(Payments) receipts from foreign exchange transactions, net	(27,826,783)	45,356,485
Fees received from credit unrelated transactions	24,035,782	21,354,654
Other income received	17,762,312	5,213,177
Interest paid	(773,110,290)	(1,265,567,190)
Payments of personnel expenses	(126,041,942)	(190,659,184)
Payments of occupancy expenses	(12,667,857)	(12,971,502)
Payments of general and administrative expenses	(138,457,831)	(223,123,810)
Receipts from loans previously written-off	21,466,945	28,233,191
(Payments of) receipts from non-operational transactions	(7,911,307)	427,280
Income tax paid	(55,293,706)	(129,782,078)
Other increase/decrease which impacts cash:		
Placement with other banks	42,342,035	(353,039,655)
Loans receivable	(912,938,165)	36,372,912
Other assets	(18,484,228)	4,800,228
Demand deposits	337,383,556	658,956,524
Other liabilities payable on demand	25,165,787	7,626,413
Saving accounts	252,136,789	1,322,116,407
Time deposits	271,901,556	462,649,319
Certificates of deposit	(12,340)	(341,573)
Taxes payable	(7,992,129)	(16,147,094)
Other liabilities	15,619,465	875,519
Net cash provided by operating activities	93,334,190	2,178,633,144
Cash flows from investing activities:		
Proceeds from sales of fixed assets	5,683,452	1,281,023
Acquisition of fixed assets	(51,509,051)	(23,575,162)
Purchase of available-for-sale and held-to-maturity marketable securities	(99,905,339)	(1,989,039,793)
Proceeds from sale of long-term investments	15,000,000	-
Net cash used in investing activities	(130,730,938)	(2,011,333,932)

See Notes to the Financial Statements, which form an integral part of these financial statements.

PT BANK BUANA INDONESIA Tbk

STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED 31 DECEMBER 2000 AND 1999
(In thousands of Rupiah)

	2000	1999
Cash flows from financing activities:		
Repayment of long-term loans	-	(10,412)
Increase in borrowings	20,859,593	51,495,500
Issuance of share capital	273,566,959	35,000,000
Payment of cash dividends	(230,000,000)	(55,000,000)
Net cash provided by financing activities	64,426,552	31,485,088
Effect of foreign exchange rate changes in cash and cash equivalent	42,382,954	(13,700,743)
Net increase in cash and cash equivalents	69,412,758	185,083,557
Cash and cash equivalents, beginning of year	678,091,469	493,007,912
Cash and cash equivalents, end of year	**747,504,227**	**678,091,469**
Cash and cash equivalents consist of:		
Cash on hand	148,479,128	131,497,679
Demand deposits with Bank Indonesia	474,229,099	423,240,991
Demand deposits with other banks	124,796,000	123,352,799
	747,504,227	**678,091,469**
ACTIVITIES NOT AFFECTING CASH:		
Foreclosed assets	4,469,076	81,917,969

See Notes to the Financial Statements, which form an integral part of these financial statements.

1. General

a. PT Bank Buana Indonesia Tbk (the "Bank"), a limited liability company established in accordance with Indonesian Corporate Law, domiciled in Jakarta, with head office at Jalan Asemka No. 32-36, Jakarta, was established by deed of notary public Eliza Pondaag, SH dated 31 August 1956 No. 150, which was approved by the Minister of Justice of the Republic of Indonesia under No. J.A 5/78/4 dated 24 October 1956, registered at the Jakarta Court of Justice on 27 October 1956 under No. 1811, and published in Supplement No. 1243 to State Gazette of the Republic of Indonesia No. 96 dated 30 November 1956.

The Bank's Articles of Association have been amended several times, with the most recent amendment related to the registration of the Bank's shares at the Jakarta Stock Exchange and the Surabaya Stock Exchange and additional authorized and paid-in capital in conjunction with Initial Public Offering. This amendment was approved in the Extraordinary General Shareholders' Meeting on 22 July 1999, as set forth in deed of notary public Fathiah Helmi, SH, dated 8 September 2000 No. 14. The Bank, through Fathiah Helmi, SH, notary public in Jakarta, declared the increase in authorized and paid-in capital to the Minister of Justice of the Republic of Indonesia under No. 248/PT-GP/PRT/IX/2000 dated 15 September 2000. This increase in authorized and paid-in capital was registered at the Company Registration office of Jakarta Barat on 29 September 2000.

b. In June 2000, based on letter of the Chairman of the Capital Market Supervisory Board No. S-1544/PM/2000 dated 27 June 2000, the Bank conducted a Public Offering through offering 194,000,000 common shares to the public. The common shares were registered at the Jakarta Stock Exchange and the Surabaya Stock Exchange.

c. In accordance with article 3 of its Articles of Association, the objective of the Bank is to undertake all types of banking business and other financial activities in conformity with the prevailing regulations. The Bank obtained its license to operate as a foreign exchange bank based on Bank Indonesia Decree No. 9/39/Kep/Dir/UD dated 22 July 1976.

d. As of 31 December 2000 and 1999, the Composition of Commissioners and Directors was as follows:

President Commissioner	R. Rachmad
Commissioners	Lukito Winarto
	Iskandar Tanuwidajaja (until June 2000)
President Director	Jimmy K. Laihad
Directors	Kamaruddin
	Aris Janasutanta Sutirto
	Eddy Muljanto
	Pardi Kendy

e. As of 31 December 2000 and 1999, the Bank had 4,473 and 4,269 employees, respectively.

f. The Bank, through its majority shareholder, PT Sari Dasa Karsa, is part of a group company with PT Paramita Makmur Pratama as the ultimate holding company.

2. Summary of significant accounting policies

The accounting and reporting policies adopted by the Bank conform to generally accepted accounting principles in Indonesia. The significant accounting principles, consistently in the preparation of the financial statements for the years ended 31 December 2000 and 1999, are as follows:

a. *Basis for preparation of financial statements*

The Bank's financial statements are prepared in accordance with the Statements of Financial Accounting Standards No. 31, "Accounting for Banking Industry". The financial statements, presented in thousands of Rupiah, are prepared on the accrual basis using the historical cost concept.

The statements of cash flows are prepared using the direct method. Cash and cash equivalents consist of cash on hand, demand deposits with Bank Indonesia and demand deposits with other banks.

b. *Foreign currency translation*

The Bank maintains its books in Rupiah. Transactions in foreign currencies are translated into Rupiah at the rates prevailing at transaction date.

Year-end balances monetary assets and monetary liabilities denominated in foreign currencies are translated into Rupiah at balance sheet date middle rates quoted by the Central Bank/Bank Indonesia. The rates of exchange used as of 31 December 2000 and 1999 were as follows:

Foreign Currencies		2000	1999
		Rp	Rp
USD	1	9,595.--	7,100.--
AUD	1	5,318.53	4,622.12
SGD	1	5,539.05	4,260.43
HKD	1	1,230.24	913.62
DEM	1	4,556.63	3,654.56
NLG	1	4,044.04	3,243.45
GBP	1	14,299.45	11,494.92
FRF	1	1,358.60	1,089.64
JPY	100	8,357.30	6,947.19
CHF	1	5,859.55	4,449.88
NZD	1	4,226.13	3,685.98
MYR	1	2,525.01	1,868.42
ITL	100	460.26	369.15
EUR	1	8,911.85	7,147.59

Foreign exchange gains (losses), realized and unrealized, are recognized (charged) to the statement of income for the related year.

2. Summary of significant accounting policies (Continued)

c. *Related party transactions*

In these financial statements, the term related parties is used as defined in the Statements of Financial Accounting Standards No. 7, as follows:

(i) enterprises that, through one or more intermediaries, control, or are controlled by, or are under common control with the reporting enterprise (this includes holding companies, subsidiaries and fellow subsidiaries);

(ii) associated companies;

(iii) individuals owning, directly or indirectly, an interest in the voting rights of the reporting enterprise that gives them significant influence over the enterprise, and close members of the family (close members of the family of an individual are those that may be expected to influence, or be influenced by, that person in their dealings with the enterprise);

(iv) key management personnel, that is those persons having authority and responsibility for planning, directing and controlling the activities of the reporting enterprise, including commissioners, directors and managers of companies and close members of the families of such individuals;

(v) enterprises in which a substantial interest in the voting rights is owned, directly or indirectly, by a person described in (iii) or (iv), or over which such a person is able to exercise significant influence. This includes enterprises owned by commissioners, directors or major shareholders of the reporting enterprise and enterprises that have a member of key management in common with the reporting enterprise.

All transactions with related parties, which were made under the same as well as different terms and conditions with non-related parties, are disclosed in the financial statements.

d. *Transactions with entities under common control*

Assets acquired from or sold to related parties as a restructuring of companies under common control are accounted for similar to a pooling-of-interest (i.e. using historical costs), at the assets' net book value recorded in the entities which sold the asset.

The difference between acquisition price/selling price and the net book value is recorded as a component of shareholders' equity.

2. Summary of significant accounting policies (Continued)

e. *Interest income from loans*

Interest income from loans is recognized on the accrual basis based on the outstanding principal balance.

The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet repayments as they become due. Interest income on such loans (non-performing loans) is recognized as income in the statement of income when received (on a cash basis). Interest not yet collected on non-performing loans is reported in the statement of commitments and contingencies.

f. *Interest expense*

Interest expense is recognized on the accrual basis.

g. *Fees and commission income*

Fees and commission income directly related to the lending activities are recognized as deferred income and are amortized on a straight-line basis over the terms of the related loan. The outstanding balance of deferred fees and commission income on loans terminated early is recognized as income upon termination.

Fees and commissions not directly related to lending activities are recognized as income when the transactions occur.

h. *Forward currency transactions*

Outstanding balances related to forward currency transactions are recorded in the statement of commitments and contingencies.

Forward currency contracts for funding purposes which are still in force at balance sheet date, are presented at the balance of the payable (receivable) at the forward rate less the receivable (payable) at the balance sheet date rate and adjusted with the deferred premium at year end. Premium or discounts on forward currency transactions are amortized over the contract period.

Gains or losses on forward currency contracts for funding purposes are recognized in the current year statement of income at the deal value multiplied by the difference between the spot rate at balance sheet date and the spot rate at transaction date.

Gains or losses on forward currency contracts for trading purposes are recognized at the maturity date of the contract at the amount of the deal value multiplied by the difference between the deal forward rate and the spot rate at the maturity date.

2. Summary of significant accounting policies (Continued)

i. *Option transactions*

For the Bank's operation, losses from option transactions (as a writer), which represent the difference between the contracted option rate and the balance sheet date rate, are recognized in the current year statement of income. Gains from option transactions are recognized only at the exercise date of the option. No unrealized profit is recognized at balance sheet date. Costs incurred to enter the option purchase contracts for funding purposes are amortized over the contract period and charged to the interest expense of the hedged loans.

j. *Placements with other banks*

Placements with other banks are stated at their gross outstanding balance, less unearned interest income and net of allowance for uncollectible placements, which is determined based on management's review of the collectibility of each individual placement at year end.

k. *Marketable securities*

Marketable securities consist of Bank Indonesia Certificates, bonds, and other money market and capital market securities.

Investment at marketable securities is classified as one of these categories: held-to-maturity, trading, and available-for-sale.

Investment in marketable securities which are classified as held-to-maturity is presented in the balance sheet at acquisition cost after amortization of premium or discount. The decline in fair value below the cost (including amortization of premium or discount), which is determined to be other than temporary, is recorded as permanent decline in investment value and charged to the statement of income in the related period.

Investment in marketable securities which are classified as trading and available-for-sale are stated at fair value at balance sheet date. The difference between the fair value and the acquisition cost of trading marketable securities, realized or unrealized, is recognized in the statement of income for the related year. The unrealized difference between the fair value and the acquisition cost of a available-for-sale marketable securities is presented as a component of shareholders' equity and recognized in the statement of income when the securities are sold. Fair value is determined based on quoted market price.

Realized gains or losses on sale of marketable securities are recognized in the statement of income for the year based on a specific identification basis.

2. Summary of significant accounting policies (Continued)

l. *Loans receivable*

Loans receivable are stated at the outstanding principal amount less the allowance for uncollectible loans.

m. *Allowance for uncollectible productive assets, estimated loss from off-balance sheet transactions and loss on loan restructuring*

The Bank established allowance for uncollectible accounts of productive assets (demand deposits with other banks, placements with other banks, marketable securities and loans receivable) and for estimated loss from off-balance sheet transactions.

The allowance amount and estimated losses, which management believes adequate to absorb possible losses from uncollectible productive assets and off-balance sheet transactions, are determined based on evaluation of the collectibility of each individual productive asset and off-balance sheet transaction. The management's evaluation on the collectibility of each individual productive asset and off-balance sheet transactions is based on a number of subjective factors, including current and anticipated economic conditions/business prospects, financial conditions, payment ability and other relevant factors in accordance with the decision letter of the Directors of Bank Indonesia No. 31/147/KEP/DIR dated 12 November 1998. The establishment of allowance for uncollectible productive assets and estimated loss from off-balance sheet transactions applied by the Bank at year end 2000 and 1999 was in compliance with the decision letter of the Directors of Bank Indonesia No. 31/148/KEP/DIR dated 12 November 1998 as follows:

1. General allowance of minimum 1% of productive assets and off-balance sheet transactions that are classified as current.
2. Specific allowance for productive assets and off-balance sheet transactions:

Classification	Percentage
Special mention	5%
Sub-standard	15%
Doubtful	50%
Loss	100%

Specific allowance amount for productive assets and off-balance sheet transactions which were classified as sub-standard, doubtful and loss, is calculated after deducting the value of allowable collaterals.

Adjustments to the allowance for uncollectible productive assets and off-balance sheet transactions will be reported in the period such adjustments become known or are reasonably estimable. These adjustments include additional allowance and recoveries of productive assets and off-balance sheet transactions previously written-off.

2. Summary of significant accounting policies (Continued)

Productive assets and off-balance sheet transactions are written-off against the respective allowance for uncollectible accounts or estimated loss from off-balance sheet transactions when management believes that the collectibility of the principal is unlikely.

Loss from troubled loans restructuring is recognized in the related year's statement of income. Excess of restructured loans receivable balance over the net present value of future cash inflows, according to the terms of the loan restructuring agreement, is recognized as loss on loan restructuring in the related year's statement of income.

n. *Long-term investments*

Long-term investments with an ownership interest of less than 20% are recorded using the cost method at acquisition cost. Impairment in investment value below cost that is other than temporary is recorded as decline in investment value and is charged to the related year's statement of income.

o. *Fixed assets*

In accordance with Government Regulation No. 45/1986 of 2 October 1986, the Bank revalued certain fixed assets on 1 January 1987. The revaluation increment of Rp 2,121,680,674 (per Tax Inspection approval Jakarta Barat Dua No. KEP.07/WPJ.11/KI.1411/88 dated 21 December 1988) was capitalized to share capital according to the resolution of Extraordinary General Shareholders' Meeting on 30 December 1988. Since 1987, the revalued fixed assets are presented at the accounting revaluation value less accumulated depreciation. Depreciation is computed using the straight-line method, over the remaining estimated useful lives of the assets as of 1 January 1987.

Fixed assets other than land, which were acquired since 1987, are presented at acquisition cost less accumulated depreciation. Depreciation is computed using the straight-line method, from the year such assets were put into use, over estimated useful lives using as follows:

Buildings	:	20 years
Furniture & fixtures, office equipment, and motor vehicles	:	5 years

Land is presented at acquisition cost and is not amortized.

Normal maintenance expenses are charged to the statement of income as incurred, while repairs, betterments, renovations and expansions which are material and prolong the useful life of the assets are capitalized. Fixed assets which are not utilized any more or sold are removed from the related accounts and any realized gains or losses are recognized in the current year statement of income.

2. Summary of significant accounting policies (Continued)

p. *Foreclosed assets*

Loan collaterals foreclosed in connection with loan settlements is presented under other assets and recorded at the lower of its estimated value of the foreclosed assets and loan balance. Since 1999, foreclosed assets with value higher than Rp 2,500,000,000 were valued by external appraiser, while foreclosed assets with value of lower than Rp 2,500,000,000 were valued by internal appraiser. If the estimated value of the foreclosed assets is lower than the outstanding loan balance, the excess, which is uncollectible, is deducted from the allowance for uncollectible loans. Expenses related to the assets' foreclosure and its maintenance are charged to the statement of income as incurred. Profit (loss) from sale of the foreclosed assets is reported as recoveries of loans previously written-off (loss as loans written-off), affecting the balance of allowance for uncollectible loans.

q. *Shares issuance costs*

Cost incurred in conjunction with issuance of new shares to the public in connection with the Public Offering included notary/legal/fees, audit fees, underwriter fees, shares and prospectus printing costs and others.

Based on decision letter of the Chairman of Capital Market Supervisory Board No. KEP-06/PM/200, "Amendment of VIII.G.7 regarding the Guidance for the Preparation of Financial Statements" dated 13 March 2000, the share issuance cost should be presented as deduction of additional paid-in capital.

r. *Corporate income tax*

The Bank applied the asset and liability method for accounting of its income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date, in accordance with estimated applicable tax rate in the year such temporary differences will be realized.

s. *Earnings per share*

Earnings per share are computed based on the weighted average number of shares issued.

2. Summary of significant accounting policies (Continued)

t. *Pension fund*

Pension fund cost which includes current service cost, amortization of past service cost and amortization of actuarial calculation adjustments, is charged to current year statement of income. As stated in the actuarial report of Indra Catarya Situmeang M.Sc., FSAI/PT Sienco Aktuarindo Utama dated 15 April 1999, the amortization of past service cost is recognized using the straight-line method over 28 years for deficit before 31 December 1994 and 5 years for solvability deficit, since the year of pension plan's approval by the Minister of Finance (1996). The actuarial calculation uses projected method where each member is estimated to reach Attained Age Normal.

u. *Management use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash on hand

In thousands of Rupiah	2000	1999
Foreign currencies	1,699,535	1,873,967
Rupiah	146,779,593	129,623,712
	148,479,128	131,497,679

4. Demand deposits with Bank Indonesia

In thousands of Rupiah	2000	1999
Foreign currency (US Dollar)	39,972,770	34,974,600
Rupiah	434,256,329	388,266,391
	474,229,099	423,240,991

5. Demand deposits with other banks

Represent demand deposits with correspondent banks:

In thousands of Rupiah	2000	1999
Foreign currencies	116,633,935	113,788,580
Rupiah	8,162,065	9,564,219
Total demand deposits with other banks	124,796,000	123,352,799
Allowance for uncollectible demand deposits with other banks	(1,247,960)	(1,233,528)
	123,548,040	122,119,271

Based on management's review and evaluation, the collectibility of demand deposits with other banks as of 31 December 2000 and 1999 was classified as current. The Bank's management believes that the above allowance is adequate to cover possible losses on uncollectible demand deposits with other banks.

6. Placements with other banks

	Average interest rate p.a. (%)		Period (months)			
In thousands of Rupiah	2000	1999	2000	1999	2000	1999
Call money:						
Foreign currencies	6.29	6.21	<1	<3	777,195,000	773,900,000
Promissory notes:						
Rupiah	13.88	23.45	<3	<3	100,000,000	75,000,000
Time deposits:						
Foreign currencies	-	5.25	-	<1	-	2,130,000
Certificates of deposit:						
Rupiah	-	15.82	-	<1	-	70,000,000
Unamortized discounts					-	(258,727)
					-	69,741,273

6. Placements with other banks (Continued)

In thousands of Rupiah	Average interest rate p.a. (%) 2000	Average interest rate p.a. (%) 1999	Period (months) 2000	Period (months) 1999	2000	1999
Others (overdraft facilities):						
Rupiah	15.25	33.00	12	12	1,830,188	595,950
Total placements with other banks, before allowance for uncollectible placements with other banks					879,025,188	921,367,223
Allowance for uncollectible placements with other banks					(8,790,252)	(9,213,672)
					870,234,936	912,153,551

Based on management's review and evaluation, the collectibility of placements with other banks as of 31 December 2000 and 1999 was classified as current. The banks' management believes that the above allowance is adequate to cover possible losses on uncollectible placements with other banks.

7. Marketable securities

As of 31 December 2000 and 1999, the Bank's marketable securities consisted of available-for-sale and held-to-maturity marketable securities as follows:

a. Available-for-sale marketable securities:

In thousands of Rupiah	2000			1999		
	Acquisition Cost	Unrealized gain (Loss)	Fair Value	Acquisition Cost	Unrealized gain (Loss)	Fair Value
Bonds, Rupiah	5,001,428	(112,428)	4,889,000	5,002,001	29,499	5,031,500

7. Marketable securities (Continued)

b. Held-to-maturity marketable securities:

In thousands of Rupiah	2000	1999
	Acquisition Cost (after amortization of premium/ discount)/ Fair value	Acquisition Cost (after amortization of premium/ discount)/ Fair value
Bank Indonesia Certificates	6,190,252,469	6,765,560,332
Bonds, foreign currencies	191,965,819	-
Bonds, Rupiah	19,505,958	-
Medium Term Notes	19,925,482	18,985,011
Bills bought receivable, foreign currencies	35,502,042	28,912,159
Bonds under reverse repo agreement, Rupiah	478,561,644	22,350,000
	6,935,713,414	6,835,807,502

In thousands of Rupiah	2000	1999
Total marketable securities:		
Acquisition cost (after amortization of premium/discount)	6,940,714,842	6,840,809,503
Unrealized (loss) gain from (decrease) increase in fair value of available-for-sale marketable securities, net	(112,428)	29,499
	6,940,602,414	6,840,839,002
Allowance for possible losses on marketable securities	(1,201,506)	-
	6,939,400,908	6,840,839,002
The movement of unrealized (loss) gain from (decrease) increase in fair value of available-for-sale marketable securities:		
Balance, beginning of year	29,499	(6,119,630)
Unrealized (loss) gain from (decrease) increase in fair value	(141,927)	10,557,879
Realized gain on sale of available-for-sale marketable securities	-	(4,408,750)
Balance, end of year	(112,428)	29,499
Fair value of marketable securities based on the maturity period:		
Less than 1 year	6,771,353,626	6,816,822,491
Matured within 1-5 years	169,248,788	24,016,511
	6,940,602,414	6,840,839,002

7. Marketable securities (Continued)

In thousands of Rupiah	2000	1999
Proceeds from sale of available-for-sale marketable securities	-	12,005,000
Gain on sale of available-for-sale marketable securities	-	4,408,750

The average interest rate per annum:

	2000	1999
	%	%
Rupiah:		
Bank Indonesia certificates	12.09	10.78
Bonds	13.51	28.53
Medium Term Notes	14.00	14.00
Bonds under reverse repo agreement	12.80	14.75
Foreign currencies:		
Bonds	6.96	8.69
Bills bought receivable	9.00 – 11.00	9.00 – 13.00

The Bank's bonds and Medium Term Notes as of 31 December 2000 included BTNI VII serial A, NISP I, NISP II, Lautan Luas serial B, with the latest rating by Pefindo was idCCC, idBBB, idBBB, idA, respectively.

Based on management's review and evaluation, the collectibility of marketable securities as of 31 December 2000 and 1999 was classified as current. The Bank's management believes that the above allowance is adequate to cover possible losses on marketable securities.

8. Loans receivable

In thousands of Rupiah	2000	1999
Loans receivable by type of loans:		
Related parties:		
Promissory notes, foreign currencies	4,798	-
Current account overdrafts	16,890,531	8,274,956
Pre-export financing	-	220,000
Installment loans	1,903,071	481,469
Motor vehicle loans	543,460	103,960
Housing loans	1,801,999	2,157,005
Investment loans	916,667	1,523,798
Exim VI loans	56,543	-
Employee loans, interest free	4,352,344	-
	26,469,413	12,761,188
Non-related parties:		
Promissory notes, Rupiah	52,761,011	15,152,302
Promissory notes, foreign currencies	22,836,100	9,762,500
Fixed loans, Rupiah	83,036,288	48,741,288
Fixed loans, foreign currencies	27,825,500	20,590,000
Current account overdrafts, Rupiah	939,255,922	556,588,205
Post-import financing, Rupiah	22,327,553	22,255,564
Post-import financing, foreign currencies	6,324,857	8,750,312
Pre-export financing, Rupiah	95,000	200,000
Pre-export financing, foreign currencies	26,289,972	23,798,595
Small business loans (multipurpose)	961,674	1,128,886
Installment loans, Rupiah	246,513,095	43,911,796
Installment loans, foreign currencies	44,085,232	50,941,248
Motor vehicle loans	134,596,823	12,099,306
Housing loans	94,001,510	24,194,932
Apartment loans, foreign currencies	1,336,527	2,365,924
Investment loans	46,699,394	18,104,028
Syndicated loans, Rupiah	15,537,676	9,268,236
Syndicated loans, foreign currencies	-	3,550,000
Agriculture financing project loans	2,643,138	2,410,665
Exim VI loans	15,892,996	19,072,297
Employee loans, interest free	563,544	3,585,775
	1,783,583,812	896,471,859
Total loans receivable by type of loans	1,810,053,225	909,233,047
Allowance for uncollectible loans	(48,600,932)	(67,858,728)
	1,761,452,293	841,374,319

8. Loans receivable (Continued)

In millions of Rupiah	2000	1999
Loans receivable by industry:		
Trading, restaurant and hotel	915,965	466,454
Manufacturing	422,880	250,793
Business services	100,109	63,590
Construction	34,860	28,821
Agriculture and agricultural infrastructure	11,792	5,123
Transportation, warehousing and communication	20,547	36,852
Social services	17,302	12,258
Mining	283	96
Electricity, gas and water	274	17
Others	286,041	45,229
	1,810,053	909,233
The classification of loans receivable:		
Current	1,688,427	764,246
Special mention	51,884	24,421
Sub-standard	15,115	45,479
Doubtful	3,310	6,496
Loss	51,317	68,591
	1,810,053	909,233
Less allowance for uncollectible loans	(48,601)	(67,859)
	1,761,452	841,374
Loans receivable by loan term:		
Up to 1 year	1,263,558	744,170
More than 1 year through 4 years	377,978	71,970
More than 4 years	168,517	93,093
	1,810,053	909,233
Weighted average interest rate per annum:		
Rupiah	16.70%	30.13%
Foreign currencies	8.89%	11.22%

The above stated loans receivable represent long-term and short-term loans in Rupiah and foreign currencies with various types of collaterals, including land, buildings and other tangible assets.

8. Loans receivable (Continued)

Loans extended to the Bank's employees (including directors) consist of motor vehicle loans, housing loans and loans for other purposes, with period of 1-120 months, repayment through monthly salary deduction.

Loans receivable from related parties, except for employee loans, are with normal terms and conditions as loans to non-related parties.

The Bank's total participation in syndicated loans with other banks as of 31 December 2000 and 1999 amounted to equivalent Rp 15,537,676 thousand and Rp 12,818,236 thousand, respectively. The Bank's participation on those syndicated loans as of 31 December 2000 and 1999 ranged between 2.5% - 50% from the total syndicated loan facilities. The Bank only acted as a participant in these syndicated loans.

Loans receivable classified as sub-standard, doubtful and loss (non-performing loans) as of 31 December 2000 and 1999 amounted to equivalent Rp 69,743,046 thousand and Rp 120,566,406 thousand (3.85% and 13.26% of total loans receivable), respectively. During the years ended 31 December 2000 and 1999, the Bank received interest on non-performing loans amounted to equivalent Rp 569,765 thousand and Rp 1,991,476 thousand, respectively.

During the years ended 31 December 2000 and 1999, loans receivable which were restructured amounted to Rp 1,220,000 thousand and Rp 2,820,934 thousand & USD 518 thousand, respectively with the allowance for uncollectible loans amounted to Rp 610,000 thousand and equivalent Rp 177,845 thousand, respectively. No loss resulting from this loan restructurization. From the restructured loans, the Bank did not have any commitments to extend additional loans.

Movement of the allowance for uncollectible loans for the years ended 31 December 2000 and 1999 was as follows:

In thousands of Rupiah	2000	1999
Balance, beginning of year	(67,858,728)	(355,078,890)
Loans written-off	7,648,912	108,505,490
Recovery of loans previously written-off	(21,466,945)	(28,233,191)
Reversal of allowance for uncollectible loans	33,075,829	206,947,863
Balance, end of year	(48,600,932)	(67,858,728)

The Bank's management believes that the balance of allowance for uncollectible loans provided is sufficient to cover the possible lossess on uncollectible loans.

The Bank's report to Bank Indonesia (unaudited) stated that the Bank had complied with the requirement of legal lending limit at year end 2000 and 1999.

9. Long-term investments

Represent investments in shares with an ownership of less than 20%, recorded using the cost method:

In thousands of Rupiah	Ownership percentage	2000	1999
PT DBS Buana Bank: 300 shares, par value of Rp 50,000,000 per share (150 shares are shares dividends)	15%	-	7,500,000
PT Bank Keppel TatLee Buana: 150 shares, par value of Rp 50,000,000 per share	15%	7,500,000	7,500,000
PT Asuransi Buana Independen: 3,000 shares, par value of Rp 100,000 per share	10%	300,000	300,000
PT Sarana Bersama Pembiayaan Indonesia: 63 shares, par value of Rp 1,000,000 per share	0.94%	63,000	63,000
PT Bank Muamalat Indonesia: 1,000 shares, par value of Rp 1,000 per share		1,000	1,000
PT Aplikanusa Lintasarta: 25 shares, par value of Rp 1,000,000 per share	1.25%	25,000	25,000
Total, all classified as current long-term investments		7,889,000	15,389,000
Allowance for decline in value of long-term investments		(78,890)	(153,890)
		7,810,110	15,235,110

10. Other receivables

In thousands of Rupiah	2000	1999
Accrued interest income from:		
Loans receivable	6,975,563	2,774,708
Marketable securities	12,978,713	3,069,585
Placements with other banks	2,832,133	4,787,115
Others	341,320	223,397
	23,127,729	10,854,805
Receivables from forward foreign exchange contract transactions	2,418,798	753,467
	25,546,527	11,608,272

11. Fixed assets

Owned fixed assets:

In thousands of Rupiah	2000			
	Beginning Balance	Additions	Disposals	Ending Balance
Acquisition cost/revaluation value:				
Land	48,187,830	1,207,773	(1,328,558)	48,067,045
Buildings	40,376,654	3,964,534	(33,442)	44,307,746
Furniture and fixtures	22,370,312	5,854,299	(177,913)	28,046,698
Office equipment	43,520,144	32,623,116	(1,106,119)	75,037,141
Motor vehicles	18,237,025	7,859,329	(2,229,127)	23,867,227
	172,691,965	51,509,051	(4,875,159)	219,325,857
Accumulated depreciation:				
Buildings	(11,126,908)	(2,383,293)	3,749	(13,506,452)
Furniture and fixtures	(14,789,102)	(3,775,142)	160,887	(18,403,357)
Office equipment	(23,079,312)	(13,251,381)	996,546	(35,334,147)
Motor vehicles	(10,555,670)	(4,211,897)	2,065,993	(12,701,574)
	(59,550,992)	(23,621,713)	3,227,175	(79,945,530)
Net book value	113,140,973	27,887,338	(1,647,984)	139,380,327
Impairment of fixed assets value	(4,648,514)	-	-	(4,648,514)
	108,492,459	27,887,338	(1,647,984)	134,731,813

In thousands of Rupiah	1999			
	Beginning Balance	Additions	Disposals	Ending Balance
Acquisition cost/revaluation value:				
Land	45,549,798	2,638,032	-	48,187,830
Buildings	34,757,339	5,619,315	-	40,376,654
Furniture and fixtures	18,792,999	3,765,040	(187,727)	22,370,312
Office equipment	37,369,447	6,442,784	(292,087)	43,520,144
Motor vehicles	14,537,635	5,109,990	(1,410,600)	18,237,025
	151,007,218	23,575,161	(1,890,414)	172,691,965

11. Fixed assets (Continued)

In thousands of Rupiah	1999			
	Beginning Balance	Additions	Disposals	Ending Balance
Accumulated depreciation:				
Buildings	(9,049,970)	(2,076,938)	-	(11,126,908)
Furniture and fixtures	(12,159,133)	(2,816,396)	186,427	(14,789,102)
Office equipment	(16,151,874)	(7,171,940)	244,502	(23,079,312)
Motor vehicles	(8,750,096)	(3,053,084)	1,247,510	(10,555,670)
	(46,111,073)	(15,118,358)	1,678,439	(59,550,992)
Net book value	104,896,145	8,456,803	(211,975)	113,140,973
Impairment of fixed assets value	(4,648,514)	-	-	(4,648,514)
	100,247,631	8,456,803	(211,975)	108,492,459

In thousands of Rupiah	2000	1999
Depreciation expenses were charged to:		
Occupancy expenses	2,383,293	2,076,938
General and administrative expenses	21,238,420	13,041,420

As of 31 December 2000 and 1999, all fixed assets were insured to related parties for a total sum insured of Rp 111,140,939 thousand and Rp 40,345,000 thousand, respectively (see Note 34). The Bank's management believes that such insurance coverage is sufficient to cover possible losses.

Impairment of fixed assets value represents difference between net book value of fixed assets and the fair value of land and building based on independent appraisal report. The difference of fair value of fixed assets which was higher than their net book value was not recognized.

12. Other assets

In thousands of Rupiah	2000	1999
Prepaid rent expense	14,010,949	9,769,206
Foreclosed assets	80,350,969	99,280,814
Deposits, advance for building renovation, advance for purchase of fixed assets	48,779,546	13,683,343
Security deposits, foreign currencies	5,016,211	3,725,418
Others	12,575,507	11,321,097
	160,733,182	137,779,878
Allowance for decline in value of other assets	(35,670,675)	-
	125,062,507	137,779,878

Other assets from transactions with related parties as of 31 December 2000 and 1999 represented prepaid rent expense of Rp 9,555,036 thousand and Rp 7,335,364 thousand, respectively (see Note 34).

Others consist of other prepaid expenses, printed materials and stationery, and miscellaneous.

13. Demand deposits

In thousands of Rupiah	2000	1999
Foreign currencies:		
USD	823,397,907	696,882,563
DEM	5,614,215	2,694,895
GBP	2,202,125	2,208,333
JPY	19,187,589	4,612,765
HKD	1,997,911	2,079,353
AUD	25,658,577	13,454,044
SGD	12,650,456	15,215,898
EUR	3,672,273	3,587,055
	894,381,053	740,734,906
Rupiah	1,533,735,559	1,349,998,150
	2,428,116,612	2,090,733,056

The interest rates per annum on Rupiah demand deposits were 6.27% in 2000 and 15.12% in 1999, which were computed from the lowest daily balance of Rupiah accounts with a minimum balance of Rp 3,000,000.

For demand deposits in foreign currencies, the interest is computed based on the minimum balance for each currency, i.e. USD 100, SGD 150, HKD 1,000, GBP 100, DEM 150, AUD 150, JPY 15,000 and EUR 100. The weighted average interest rates per annum of demand deposits in foreign currencies were 4.87% and 4.48% in 2000 and 1999, respectively.

Demand deposits from related parties as of 31 December 2000 and 1999 amounted to Rp 157,508,207 thousand and Rp 149,806,400 thousand, respectively (see Note 34).

14. Other liabilities payable on demand

In thousands of Rupiah	2000	1999
Cash remittances/draft payable:		
Rupiah	35,815,149	29,423,949
Foreign currencies	20,470,453	40,352
	56,285,602	29,464,301
Clearing/transfer transactions	-	1,031,203
Others	1,528,673	2,152,985
	57,814,275	32,648,489

15. Saving accounts

In thousands of Rupiah	Average interest rate per annum (%)			
	2000	1999	2000	1999
Saving accounts Rupiah:				
Saving accounts-*Produktif*	8.69	16.79	3,800,945,414	3,548,038,680
Saving accounts-*Prioritas*	9.42	18.57	57,292,444	54,789,005
Saving accounts-*Tabanas/Taska*	6.01	7.13	349,419	468,048
Saving accounts-*Buana Plus*	8.37	12.42	6,044,791	9,199,547
			3,864,632,068	3,612,495,280

Saving accounts from related parties as of 31 December 2000 and 1999 amounted to equivalent Rp 40,560,099 thousand and Rp 24,182,000 thousand, respectively (see Note 34).

16. Time deposits

In thousands of Rupiah	Period	2000	1999
Rupiah:			
On call deposits	less than 1 month	34,760,500	19,310,000
Time deposits	1 month	2,850,334,577	2,662,464,357
	3 months	14,409,600	10,814,450
	6 months	2,188,700	2,435,100
	12 months	20,627,650	12,892,550
		2,887,560,527	2,688,606,457

16. Time deposits (Continued)

In thousands of Rupiah	Period	2000	1999
Foreign currencies:			
Time deposits	1 month	310,180,552	267,276,802
	3 months	47,792,356	37,939,741
	6 months	19,025,472	15,822,466
	12 months	4,285,480	2,747,864
		381,283,860	323,786,873
		3,303,604,887	3,031,703,330
Weighted average interest rates per annum:			
Rupiah		9.78%	20.53%
Foreign currencies		5.08%	5.41%

As of 31 December 2000 and 1999, time deposits amounted to Rp 286,208,210 thousand and Rp 187,902,958 thousand, respectively were pledged as collateral to credit facilities granted by the Bank to its customers.

As of 31 December 2000 and 1999, time deposits from related parties amounted to equivalent Rp 69,766,443 thousand and Rp 55,669,300 thousand, respectively (see Note 34).

17. Certificates of deposit

In thousands of Rupiah	2000	1999
Represent Rupiah certificates of deposit for period of 1 month to 12 months:		
Nominal value	29,000	42,000
Less unamortized discount	-	(660)
	29,000	41,340

Weighted average annual interest rates per annum on certificates of deposit were 9.50% and 19.53% in 2000 and 1999, respectively.

18. Borrowings

In thousands of Rupiah	Average interest rate per annum (%) 2000	1999	2000	1999
Due to other banks:				
Short-term loans:				
Call money, Rupiah	10.96	10.56	79,000,000	52,000,000
Overdraft, foreign currencies	-	-	195,004	-
			79,195,004	52,000,000
Long-term loans:				
World Bank loans (AFP facility)	12.36	24.79	5,798,000	6,690,000
Export Import Bank of Japan loans	12.77	24.79	54,434,090	59,877,500
			60,232,090	66,567,500
			139,427,094	118,567,500

Based on the loan channeling agreement with Bank Indonesia dated 20 June 1995, the Bank obtained a loan facility to finance customers in agriculture and agribusiness industry from The International Bank for Reconstruction and Development (World Bank). This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This AFP loan facility (Rupiah loan facility equivalent of USD 5,300,000 using the rate at drawdown date) has 3 years grace period, due within 12 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 18 semi-annual Rupiah installments with equal amounts since 30 September 1998 through 30 March 2007. The floating interest rates on the above facility is calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period or average interest rate of 3-month time deposit from 5 state owned banks during the latest 6 months period whichever is lower.

Based on the loan channeling agreement with Bank Indonesia dated 25 July 1996, the Bank obtained a loan facility to finance the investment and working capital of small business companies and venture capital projects from Export Import Bank of Japan. This facility was originally extended to Bank Indonesia which then channeled the loan to debtors who fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent of JPY 1,300,000,000 using the rate at drawdown date) is guaranteed by the Bank's acceptance or promissory notes, has 3 years grace period, due within 14 years, repayable in 22 semi-annual Rupiah installments with equal amounts since 15 February 2000 through 15 August 2010. The floating interest rates on the above facility is calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period.

19. Taxes payable and corporate income tax

a. Taxes payable consist of the followings:

In thousands of Rupiah	2000	1999
Income Tax article 21	14,014,498	22,546,358
Income Tax article 23	8,936,723	8,396,950
Corporate Income Tax article 25, monthly installments	4,386,731	22,815,946
Corporate Income Tax article 29	21,955,814	39,617
Value Added Tax	18,985	19,027
	49,312,751	53,817,898

b. The reconciliation of accounting pretax profit to taxable income (in accordance with the respective 2000 and 1999 tax returns) of the Bank is as follows:

In thousands of Rupiah	2000	1999
Accounting pretax profit according to the statements of income	161,238,203	394,860,809
Income tax basis adjustments:		
Permanent differences:		
Depreciation of fixed assets	890,014	489,874
Uncollectible loans and other losses expenses	1,281,608	(8,205,382)
Entertainment	626,678	4,106,344
Security	-	9,267,633
Business development	879,382	6,798,759
Donation	1,483,073	3,475,301
Loss on impairment of fixed assets value	-	4,648,514
Provision expense on decline in value of foreclosed assets	35,670,675	-
Gain on sale of fixed assets	(1,002,277)	(326,296)
Meals and drinks for employees and guests	568,869	3,367,975
Other general and administrative expenses	736,808	1,674,620
Other non-tax deductible expenses	1,028,078	84,659
Dividend income	(112,667)	(15,101)
Rent income	(422,380)	(138,093)
	41,627,861	25,228,807

19. Taxes payable and corporate income tax (Continued)

In thousands of Rupiah	2000	1999
Temporary differences:		
Depreciation of fixed assets	(631,188)	164,524
Uncollectible loans and other losses expenses	(6,063,394)	(13,847,857)
Loss on sale of marketable securities	-	(20,355,000)
Gain on sale of fixed assets	(206,685)	-
	(6,901,267)	(34,038,333)
Taxable income	195,964,797	386,051,283

Other non-tax deductible expenses consist of loss on sale of fixed assets (the net book value for financial accounting purposes differs from the net book value for income tax computation purposes) and tax penalties.

c. Income tax expenses consist of:

In thousands of Rupiah	2000	1999
Current tax	58,780,689	115,806,635
Deferred tax	934,088	-
	59,714,777	115,806,635

d. Deferred tax assets (liabilities)

Deferred tax assets (liabilities) consist of accumulation of deductible temporary differences and taxable temporary differences as follows:

In thousands of Rupiah	2000	1999
Deferred tax assets (liabilities):		
Depreciation of fixed assets	(983,969)	(732,607)
Allowance for uncollectible loans	49,881	1,868,899
Deferred tax assets (liabilities) before valuation allowance	(934,088)	1,136,292
Valuation allowance	-	(1,136,292)
Deferred tax assets (liabilities), net of valuation allowance	(934,088)	-

19. Taxes payable and corporate income tax (Continued)

Reconciliation of deferred tax assets (liabilities):

In thousands of Rupiah	2000	1999
Balance, beginning of year	1,136,292	11,347,792
Realized loss from marketable securities	-	(6,106,500)
Recovery of allowance for uncollectible loans and other losses	(1,819,018)	(4,154,357)
Depreciation of fixed assets	(251,362)	49,357
Balance, end of year	(934,088)	1,136,292

e. Reconciliation between income tax expenses and multiplication of accounting pretax profit with prevailing tax rate.

In thousands of Rupiah	2000	1999
Accounting pretax profit	161,238,203	394,860,809
Corporate income tax at prevailing tax rate	48,362,711	118,449,493
Non-deductible expenses (permanent differences)	12,488,358	7,568,642
Movement on valuation allowance	(1,136,292)	(10,211,500)
Income tax expense	59,714,777	115,806,635

f. The corporate income tax payable article 29 is computed as follows:

In thousands of Rupiah	2000	1999
Calculation of corporate income tax:		
10% of Rp 25,000 thousand	2,500	2,500
15% of Rp 25,000 thousand	3,750	3,750
30% of Rp 195,914,797 thousand in 2000 and Rp 386,001,283 thousand in 1999	58,774,438	115,800,385
	58,780,688	115,806,635
Prepaid taxes (Income tax article 23 and 25)	(36,824,874)	(115,767,018)
Income tax payable (article 29)	21,955,814	39,617

Under the taxation laws of Indonesia, the Bank submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within 10 years of the taxes becoming payable.

20. Other liabilities

In thousands of Rupiah	2000	1999
Unearned interest income	376,732	90,165
Security deposits	22,378,164	13,838,644
Unearned commission income	7,475,607	5,301,947
Deferred tax liability (Note 19)	934,088	-
Others	9,749,139	5,129,420
	40,913,730	24,360,176

Others consist of accrued overhead expense, unearned rent revenue and other liabilities.

21. Estimated loss from off-balance sheet transactions

Represents estimated loss on letter of credit (L/C), bank guarantee issued and derivative transactions:

In thousands of Rupiah	2000	1999
Balance, beginning of year	1,503,052	9,721,647
Additional (reversal of) estimated loss from off-balance sheet transactions	134,858	(8,218,595)
Balance, end of year	1,637,910	1,503,052

The classification of off-balance sheet transactions balance is as follows:

In thousands of Rupiah	2000	1999
Current	163,441,023	108,545,746
Special mention	70,000	-
Doubtful	-	245,376
Loss	48,742	293,940
	163,559,765	109,085,062
Estimated loss from off-balance sheet transactions	(1,637,910)	(1,503,052)
	161,921,855	107,582,010

22. Share capital

The share capital at year end 2000 and 1999 was as follows:

	2000		1999	
	Number of shares	Par value (in thousands of Rupiah)	Number of shares	Par value (in thousands of Rupiah)
Authorized capital	1,800,000,000	900,000,000	1,800,000,000	900,000,000
Unissued	(830,000,000)	(415,000,000)	(1,330,000,000)	(665,000,000)
Issued and paid-in	970,000,000	485,000,000	470,000,000	235,000,000

The composition of shareholders at year end 2000 and 1999 was as follows:

	Number of shares		Ownership percentage (%)	
	2000	1999	2000	1999
Ownership more than 5%:				
PT Sari Dasa Karsa	716,147,000	430,147,000	73.83	91.52
Commissioners:				
Iskandar Tanuwidjaja (until June 2000)	6,584,000	4,384,000	0.68	0.93
Lukito Winarto	1,673,000	1,113,000	0.17	0.24
Director:				
Eddy Muljanto	6,584,000	4,384,000	0.68	0.93
Other shareholders	239,012,000	29,972,000	24.64	6.38
	970,000,000	470,000,000	100.--	100.--

In thousands of Rupiah	Share capital issued and paid-in	
	2000	1999
Ownership more than 5%:		
PT Sari Dasa Karsa	358,073,500	215,073,500
Commissioners:		
Iskandar Tanuwidjaja (until June 2000)	3,292,000	2,192,000
Lukito Winarto	836,500	556,500
Director:		
Eddy Muljanto	3,292,000	2,192,000
Other shareholders	119,506,000	14,986,000
	485,000,000	235,000,000

Other shareholders represent shareholders who own less than 5% of total outstanding shares, excluding directors and commissioners.

22. Share capital (Continued)

In the Extraordinary General Shareholders' Meeting on 5 May 1999, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 10 dated 5 May 1999, the shareholders resolved to increase the issued share capital to Rp 235 billion. All additional issued share capital were paid-in by the shareholders on 10 May 1999.

In the Extraordinary General Shareholders' Meeting on 22 July 1999, minutes of which was prepared by Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 19 dated 22 July 1999, the shareholders resolved to amend the Bank's status from Private Company to Public Company, approve Initial Public Offering through capital market for a maximum of 200,000,000 new shares to be issued from the authorized capital, increase the Bank's authorized capital from Rp 600 billion to Rp 900 billion and change the nominal value from Rp 500,000 per share to Rp 500 per share. This amendment was approved by the Minister of Justice of the Republic of Indonesia under No. C-13889. HT.01.04.TH.99 dated 30 July 1999.

Based on the Extraordinary General Shareholders' meeting on 25 April 2000, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 37 dated 16 May 2000, the Bank's issued and paid-in share capital was increased by Rp 153 billion to Rp 388 billion. All additional issued share capital was paid-in by the shareholders on 25 April 2000.

In the Extraordinary General Shareholders' meeting on 22 July 1999 minutes of which was executed before Fathiah Helmi, SH, notary pubic in Jakarta, as set forth in deed No. 14 dated 8 September 2000, in connection with Initial Public Offering, the issued and paid-in share capital was increased by 194,000,000 shares. As such, the Bank's isued and paid-in share capital increased by Rp 97 billion to Rp 485 billion.

The Bank's capital adequacy ıatio as of 31 December 2000 and 1999 was 20.65% and 24.41%, respectively.

23. Additional paid-in capital, net

Represents excess of payments by shareholders over nominal value from Initial Public Offering of 194,000,000 common shares with nominal value of Rp 500 per share, after deducting with shares issuance cost.

24. Difference in value of transactions with entities under common control

Difference between purchase/selling price and book value of transactions with entities under common control as of 31 December 2000 and 1999 consisted of:

In thousands of Rupiah

Sales of land and buildings to PT Bumi Citra Wicaksana on 31 December 1997:	
Selling price	8,000,000
Net book value	(4,831,615)
	3,168,385
Acquisition of land and buildings from PT Buana Land on 19 December 1997:	
Selling price	(21,544,000)
Net book value	12,155,853
	(9,388,147)
	(6,219,762)

Land and buildings sold to and acquired from entities under common control are currently used for the Bank's operation (as offices and branches).

25. Interest revenue

Interest revenue consists of interest on:

In thousands of Rupiah	2000	1999
Loans receivable	199,908,600	205,429,793
Marketable securities	900,746,161	1,477,748,131
Placements with other banks	49,502,826	70,974,745
Demand deposits with other banks	2,235,119	1,295,558
	1,152,392,706	1,755,448,227

Interest revenue generated from transactions with related parties in 2000 and 1999 amounted to less than 5% of total interest revenue.

26. Interest expenses

Interest expenses consist of interest on:

In thousands of Rupiah	2000	1999
Demand deposits	121,316,023	149,382,299
Saving accounts	333,995,829	465,633,132
Time deposits	301,722,793	568,317,900
Borrowings	17,402,788	22,494,824
Others	261,022	2,909,489
	774,698,455	1,208,737,644

Interest expenses from transactions with related parties in 2000 and 1999 amounted to less than 5% of total interest expenses.

27. Personnel expenses

In thousands of Rupiah	2000	1999
Salaries and wages	74,027,391	65,245,942
Overtime	8,467,349	7,073,753
Holiday bonus	8,534,321	12,581,147
Medical	4,346,476	3,451,622
Meals, transportation and other benefits-in-kind	11,293,519	31,273,301
Obligatory employee insurance *(Jamsostek)*	2,405,597	1,999,546
Honorarium	4,903,646	13,756,292
Pension funds contribution	10,734,040	9,682,698
Severance pay	15,854	40,328,794
Others	1,313,749	5,266,088
	126,041,942	190,659,183

28. General and administrative expense

In thousands of Rupiah	2000	1999
Printed material, office supplies	8,896,794	11,690,957
Telecommunication, electricity, water	18,208,616	14,615,608
Gratification	28,008,726	57,328,568
Promotion	5,286,539	3,668,542
Maintenance of office equipment, motor vehicles	8,150,520	5,911,134
Insurance	1,516,284	1,277,479
Professional fees	1,683,365	1,156,770
Entertainment	749,014	4,106,344
Business development	879,383	6,798,759
Education, training	2,452,009	3,722,973
Employee income tax	28,549,329	64,774,530
Security	1,985,665	12,237,479
Premium paid in connection with the government guarantee on certain obligations of the banks	24,127,550	18,233,600
Depreciation of fixed assets	21,238,420	13,041,420
Others	7,964,037	17,601,067
	159,696,251	236,165,230

29. Earnings per share

Earnings per share is computed based on weighted average number of shares outstanding in the related year, as follows:

In thousands of Rupiah	2000	1999
Net operating income	157,614,042	398,012,996
Net income	101,523,426	279,054,174
Weighted average number of shares outstanding	761,480,874 shares	446,666,667 shares
Earnings per share (in whole Rupiah):		
Net operating income	207	891
Net income	133	625

30. Cash dividends

In thousands of Rupiah	2000	1999
Cash dividends distributed in 2000 and 1999 were Rp 489.36 and Rp 123.13 per share, respectively	230,000,000	55,000,000

The Annual General Shareholder's Meeting on 5 May 1999, minutes of which was prepared by Fathiah Helmi, SH, as set forth in deed No. 9 dated 5 May 1999, resolved the distribution of cash dividends in 1999 amounted to Rp 55 billion.

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 21 dated 12 November 1999, after being approved by Bank Indonesia under its letter No. 2/198/DPwB1/IDWB1 dated 2 February 2000, the Bank paid cash dividends amounted to Rp 40 billion to all shareholders on 21 March 2000.

Based on the resolution of Extraordinary General Shareholders' Meeting, minutes of which was executed before Fathiah Helmi, SH, notary public in Jakarta, as set forth in deed No. 8 dated 19 January 2000, after being approved by Bank Indonesia under its letter No. 2/478/DPwB1/IDWB1 dated 15 March 2000 and by the Indonesia Bank Restructuring Agency ("IBRA") under its letter No. S-388/BL/BPPN/0400 dated 17 April 2000, the Bank paid interim cash dividends amounted to Rp 190 billion to all shareholders on 25 April 2000.

31. Commitments and Contingencies

		Amount in foreign currencies		Amount in thousands of Rupiah	
	Currencies	2000	1999	2000	1999
COMMITMENTS					
Committed receivables:					
Forward foreign exchange contract receivables					
Related parties	USD	-	250,000	-	1,775,000
Non-related parties	USD	1,500,000	5,000,000	14,392,500	35,500,000
	AUD	6,000,000	3,500,000	31,911,180	16,177,420
				46,303,680	53,452,420
Spot foreign exchange contract receivables	USD	4,650,000	-	44,616,750	-
Receivables from repurchase agreements				500,000,000	24,466,116
				590,920,430	77,918,536

31. Commitments and Contingencies (continued)

	Currencies	Amount in foreign currencies 2000	Amount in foreign currencies 1999	Amount in thousands of Rupiah 2000	Amount in thousands of Rupiah 1999
Committed liabilities:					
Unused customer loan facilities	IDR			1,156,980,755	927,372,226
	USD	-	4,327,042	-	30,722,000
				1,156,980,755	958,094,226
Outstanding irrevocable Letter of Credit	IDR			4,252,520	880,076
	USD	4,902,264	4,077,346	47,037,226	28,949,157
	HKD	-	23,256	-	21,247
	AUD	11,180	-	59,461	-
	SGD	46,466	148,333	257,377	631,963
	DEM	2,050,306	62,314	9,342,486	227,729
	GBP	7,100	6,955	101,526	79,947
	JPY	210,850,148	15,200,452	17,621,379	1,056,004
	Others, equivalent USD	576,765	59,198	5,534,056	420,303
				84,206,031	32,266,426
Acceptance of import Letter of Credit bills of exchange	IDR			-	2,161,732
	USD	979,575	1,694,245	9,399,022	12,029,142
	SGD	-	458,834	-	1,954,831
	DEM	-	205,354	-	750,478
	GBP	16,632	-	237,828	-
	FRF	249,924	108,448	339,547	118,169
	EUR	-	13,812	-	98,721
				9,976,397	17,113,073
Forward foreign exchange contract payables					
Related parties	USD	-	250,000	-	1,775,000
Non-related parties	USD	3,157,320	2,233,630	30,294,486	15,858,773
	JPY	164,100,000	396,166,000	13,714,329	27,522,405
	Others, equivalent USD	-	1,166,285	-	8,280,625
				44,008,815	53,436,803
Spot foreign exchange contract payables					
Related parties	USD	250,000	-	2,398,750	-
Non-related parties	USD	2,500,000	-	23,987,500	-
				26,386,250	-
				1,321,558,248	1,060,910,528

31. Commitments and Contingencies (continued)

	Currencies	Amount in foreign currencies 2000	Amount in foreign currencies 1999	Amount in thousands of Rupiah 2000	Amount in thousands of Rupiah 1999
CONTINGENCIES					
Contingent receivables:					
Interest on non-performing loans	IDR			1,336,079	2,313,689
				1,336,079	2,313,689
Contingent liabilities:					
Bank guarantees issued to customers	IDR			65,279,688	57,663,885
	USD	427,061	286,179,390	4,097,649	2,031,874
	JPY	-	141,123	-	9,804
				69,377,337	59,705,563
Unused traveller's cheques	USD	1,165,450	1,119,180	11,182,493	7,946,178
				80,559,830	67,651,741

Average contract period:

	Currencies	Average contract period (days) 2000	Average contract period (days) 1999
Forward foreign exchange purchase contracts	USD	62	55
	AUD	62	63
Forward foreign exchange sales contracts	USD	62	37
	JPY	62	63
	ITL	-	62

As of 31 December 2000 and 1999, no estimated loss from forward foreign exchange purchase contracts and sales contract for trading purposes.

Total lease commitments for office building as of 31 December 2000 and 1999 were as follows:

In thousands of Rupiah	2000	1999
Due in the following year	-	6,673,982
Due in the next 2 years	19,842,406	-
	19,842,406	6,673,982

32. Net foreign exchange position

In 1999, based on Bank Indonesia's Decision Letter No. 31/178/KEP/DIR dated 31 December 1998, banks are required to adjust its net foreign exchange position/net open position (including all domestic and overseas branch offices) in stages during the transaction period until 30 June 2000 with a maximum of 20% of its capital. Net open position is the sum of the absolute values of the difference between net assets and liabilities as well as receivables and payables in foreign currencies, recorded in balance sheet as well as in the statement of commitments and contingencies.

Net foreign exchange position of the Bank as of 31 December 2000 and 1999 was as follows:

In thousands of Rupiah	2000		
	Net foreign exchange position of assets and liabilities in the balance sheet	Net foreign exchange position of assets and liabilities in the statement of commitment and contingencies	Total net foreign exchange position (absolute value)
USD	(10,821)	2,329	8,492
EUR	344	-	344
JPY	15,363	(13,714)	1,649
SGD	666	-	666
MYR	89	-	89
DEM	(6,845)	-	6,845
HKD	3,926	-	3,926
GBP	850	-	850
AUD	(31,886)	31,911	25
NLG	1,204	-	1,204
NZD	(34)	-	34
CAD	921	-	921
ITL	4,356	-	4,356
FRF	487	-	487
CHF	83	-	83
BEF	519	-	519
SEK	478	-	478
DKK	106	-	106
ESP	324	-	324
SAR	4	-	4
Net foreign exchange position (absolute value)			31,402

32. Net foreign exchange position (Continued)

	1999		
	Net foreign exchange position of assets and liabilities in the balance sheet	Net foreign exchange position of assets and liabilities in the statement of commitment and contingencies	Total net foreign exchange position (absolute value)
USD	(38,350)	19,434	18,916
EUR	784	-	784
JPY	31,299	(27,276)	4,023
SGD	1,865	-	1,865
MYR	61	-	61
DEM	429	-	429
HKD	1,849	-	1,849
GBP	1,285	-	1,285
AUD	(13,392)	16,069	2,677
NLG	1,038	-	1,038
NZD	(64)	-	64
CAD	515	-	515
ITL	8,914	(8,277)	637
FRF	687	-	687
CHF	161	-	161
BEF	780	-	780
SEK	353	-	353
DKK	518	-	518
ESP	165	-	165
SAR	10	-	10
Net foreign exchange position (absolute value)			36,817

33. Employee pension plan

The Bank sponsors a defined benefit pension plan ("the Plan") through Dana Pensiun PT Bank Buana Indonesia Tbk that covers substantially all permanent employees of the Bank. Under the Plan, pension benefits are to be paid to eligible employees at retirement, based primarily upon years of services with the Bank and compensation rates near retirement.

33. Employee pension plan (Continued)

Dana Pensiun PT Bank Buana Indonesia Tbk was approved by the Ministry of Finance No. KEP-039/KM.17/1996 dated 6 February 1996. The plan is funded through annual contribution by the Bank which is sufficient to meet the minimum requirements set forth in applicable pension fund laws. This contribution usually reflects benefits attributed to employees' current service costs, as well as amortization of past service cost and actuarial adjustment.

The annual pension fund cost paid by the Bank was as follows:

In thousands of Rupiah	2000	1999
Normal cost (or 10% of annual employees remuneration)	9,734,040	8,682,698
Amortization of past service cost	1,000,000	1,000,000
	10,734,040	9,682,698

The followings set forth the funding status of the pension plan as of 31 December 2000 and 1999:

In thousands of Rupiah	2000 (not audited)	1999
Fair value of Plan's net assets	96,420,265	73,497,417
Actuarial liability	(77,463,419)	(69,387,388)
Excess of fair value of Plan's net assets over actuarial liability	18,956,846	4,110,029

The following principal actuarial assumptions were used to measure the present value of the promised retirement benefit:

	2000	1999
1. Weighted average discount rate per annum to calculate the actuarial liability	13%	13%
2. Pensionable salary increase per annum	10%	10%

34. Transactions with related parties

The Bank conducted the following financial transactions with related parties which were made under the normal terms and conditions as with the third parties (except for loans to employees which are given for period of 1-120 months, interest free and repayment through monthly salary deduction):

a. Loans receivable (see Note 8)

b. Insurance of fixed assets (see Notes 11 and 28)

c. Rent of building (see Note 12)

d. Demand deposits (see Note 13)

e. Savings accounts (see Note 15)

f. Time deposits (see Note 16)

g. Purchases and sales of forward foreign exchange contracts (see Note 31)

The details of significant transactions and balances (including commitments and contingencies) with related parties as of 31 December 2000 and 1999 were as follows:

	2000		1999	
In thousands of Rupiah	Amount	Percentage of total	Amount	Percentage of total
		%		%
Loans receivable:				
- Outstanding loans above 1 billion Rupiah:				
PT Gemini Mas Mulia	1,220,000	0.07	1,115,704	0.12
PT Karet Mas	1,914,000	0.11	-	-
PT Fiberindo Cemerlang	1,087,000	0.06	-	-
PT Tritunggal Multi Chemicals	8,847,000	0.49	6,270,992	0.69
PT Pintu Mas Mulia Kimia	2,748,000	0.15	-	-
- Outstanding loans below 1 billion Rupiah: (consist of 91 and 57 customers in 2000 and 1999, respectively)	10,653,413	0.59	5,374,492	0.59
Insurance coverage of fixed assets	111,140,939	100.00	40,345,000	100.00
Prepaid rent expense (part of other assets)	9,555,036	68.20	7,335,364	75.09
Demand deposits	157,508,207	6.49	149,806,400	7.17
Savings	40,560,099	1.05	24,182,000	0.67
Time deposits	69,766,443	2.11	55,669,300	1.84
Forward foreign exchange contract receivable:				
Mr. Karman Tandanu	-	-	1,775,000	3.32
Forward foreign exchange contract payable:				
Mr. Karman Tandanu	-	-	1,775,000	3.32
Spot foreign exchange contract payable:				
PT Bank Keppel TatLee Buana	2,398,750	9.09	-	-

34. Transactions with related parties (Continued)

In thousands of Rupiah	2000		1999	
	Amount	Percentage of total %	Amount	Percentage of total %
Rent expense:				
PT Bumi Buana Sumber Indah (part of occupancy expenses)	7,335,364	85.95	7,506,820	81.52
Insurance expense	1,516,284	100.00	1,277,479	100.00

All related parties are parties related to the Bank through the same ownership/shareholdings, except for Mr. Karman Tandanu, who is one of the Bank's shareholders.

Interest income and expenses from/to related parties which are received/incurred by the Bank were less than 5% from the Bank's total interest income and interest expenses.

35. Reclassifications of accounts

Purchase of available-for-sale and held-to-maturity marketable securities as a component of cash flows from operating activities in the financial statements for the year ended 31 December 1999 has been reclassified to cash flows from investing activities to conform with the presentation of comparative financial statements for the year ended 31 December 2000.

In thousands of Rupiah	Before reclassification	After reclassification
Net cash provided by operating activities	189,593,351	2,178,633,144
Net cash used in investing activities	(2,294,139)	(2,011,333,932)

36. Indonesian economy

Many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity. The operations of the Bank may be affected in the foreseeable future by the country's economic condition; however, the effects, if any, cannot be determined at the present time.

LIST OF CONTENTS

A T T A C H E D 1

ORGANIZATION CHART


SUPERVISORY BOARD
PRESIDENT DIRECTOR
MANAGING DIRECTOR
TREASURY
Dealing Room
EXECUTIVE
VICE PRESIDENT
HEAD OF OPERATIONAL
HEAD OFFICE
DOMESTIC
DIVISION
INTERNATIONAL
DIVISION
LOAN
DIVISION
ACCOUNTING, HRD,
SECRETARIAT &
GENERAL SERVICE
LOAN SUPERVISON
DIVISION
IT
DIVISION
BRANCH OFFICE
TECHNICAL
OPERATION ADVISOR
SUB BRANCH OFFICE
CASH OFFICE


AUDIT
COMMITTE
INTERNAL
AUDIT UNIT


ALCO


HEAD OFFICE :
COORDINATOR OF
NON OPERATIONAL DIVISIONS
ORGANIZATION,
R&D DIVISION
ACCOUNTING
DIVISION
LEGAL
DIVISION
HUMAN
RESOURCES
DIVISION
GENERAL
SERVICE
DIVISION
SECRETARIAT
DIVISION

= Line of Command

= Line of Supervision

= Staffing Line

= Line of Direct Communication

Board of Directors, Board of Commissioners & Executive

Board of Directors

President Director	: Jimmy Henricus Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Compliance Director	: Kamaruddin

Executive Vice President

Executive Vice President	: Ishak Sumarno
Executive Vice President	: Karman Tandanu

Board of Commissioners

Chairman	: Raden Rachmad
Commissioner	: Lukito Winarto

Head of

Internal Audit : Dewi Januwaty Harsono

Division Head

I.	**Coordinator of Non Operational Division**	**: Januar Tedjo Kusumo**
1.	Head of Loan Supervision Division	: Januar Tedjo Kusumo
2.	Head of IT Division	: Basuki Tjahjono
3.	Head of Organization, R&D Division	: Soehadie Tansol
4.	Head of Accounting Division	: Winny Widya
5.	Head of Legal Division	: Tristawati Widjaja
6.	Head of Human Resources Division	: C. Muljatna Mulja
7.	Head of General Service Division	: Oentoeng Hariyadi
8.	Head of Secretariat Division	: Lany Martahadi
9.	Corporate Secretary and Public Relation	: Maruba Sihaloho

II.	**Head of Operational Head Office**	**: Antony**
1.	Head of Domestic Division	: Sukianto Sukagunas
2.	Head of International Division	: Tedi
3.	Head of Loan Division	: Yongki Irawan
4.	Deputy Head of Accounting, HRD, Secretariat & General Service Division	: Hendra Tedjajana

Branch Manager

NO	BRANCH	BRANCH MANAGER
1	Harmoni	Rusmini Wijatno
2	Tanah Abang	Susanti Taurina Wibisono
3	Kelapa Gading	Julius Irawan
4	Medan	Chairy Tandanu
5	Pekanbaru	Amir Abidin
6	Batam	Henry
7	Palembang	Welhelmus Indra Widjaja
8	Bengkulu	Prasetyo Utomo B.L. Tobing
9	Bandar Lampung	Suwanto Thamrin
10	Bogor	Biantoro
11	Bandung	Didi Tjahjono Tirtokusumo
12	Serang	Tommy Ardianto Tjandra
13	Tasikmalaya	Herry
14	Semarang	Adang Hidajat
15	Cirebon	Hadi Siswanto
16	Solo	Wigianto
17	Magelang	Ratanadjaya
18	Yogyakarta	Kusnadi Lokadhi
19	Surabaya	Iman Setijo Budi Utomo
20	Malang	Usman
21	Jember	Bambang Suradi
22	Jombang	Agus Sutanto
23	Banyuwangi	Arnoldus Soro
24	Denpasar	Tjandra Beratha
25	Makassar	Doddy Permadi Syarif
26	Samarinda	Rusdi Yanto
27	Balikpapan	Kusarjanto Ongko
28	Banjarmasin	Efendy Suryaputra
29	Pontianak	Sudirman Harijanto
30	Purwokerto	Vinsensius Setiawan

ADDRESSES



Addresses

Head Office : Jakarta

OFFICE OF DIRECTORS AND COMMISSIONERS
Gedung Bank Buana Indonesia Harmoni
Jl. Gajah Mada No.1A
Jakarta 10130 - Indonesia
Telp. : (021) 6330585, 63865927 (Hunting)
Fax : (021) 6324467, 6324478

OPERATIONAL HEAD OFFICE
Jl. Asemka No.32-36
Jakarta 11110, Indonesia
Telp. : (021) 6922901, 6922045,
6928645, 2601051, 2601055
Fax : 6924105, 6925946, 2601013, 6912005
Telex : 42042, 42602, 42622, 42673, 42887,
42300, 42301, 42734, 42147, 42149
Kabel : Bank Buana Indonesia
Kotak Pos 4896 / Jakarta 11048
Swift : BBIJIDJA

SUB BRANCH
Jatinegara
Jl. Pasar Utara No.10-12
Jatinegara - Jakarta Timur
Telp. : (021) 8191918, 8193110, 8197726
Fax : 8508919

Senen
Blok II Lt. 1 No.15
Pusat Perdagangan Senen Blok I - II
Jakarta Pusat
Telp. : 4268271, 4211072
Fax : 4210461

Tangerang
Jl. Ki Asnawi No.64 C-D
Tangerang
Telp. : 5523081, 83-84
Fax : 5523082

Sawah Besar
Jl. Sukarjo Wiryopranoto No.26
Jakarta Pusat
Telp. : 3853677, 2313678, 2313479, 3453336
Fax : 3860602

Glodok Plaza
Glodok Plaza Blok F No.1
Jl. Pinangsia Raya
Jakarta Barat
Telp. : 6594723, 6595026, 6280943,
6596745, 2601029
Fax : 6280944

Pluit
Jl. Pluit Kencana Raya No.76
Jakarta Utara
Telp. : 6692163, 6611770-71
Fax : 6691163
Telex : 42736

Teluk Gong
Kompleks Duta Harapan Indah
Blok G No.10
Jl. Kapuk Muara
Jakarta Utara
Telp. : 6617577-78
Fax : 6612279

Jembatan Lima
Jl. K.H. Mas Mansyur No.213 B
Jakarta Barat
Telp. : 6336570, 6335176
Fax : 6335032

Mangga Besar
Jl. Mangga Besar No. 68-68A
Jakarta Barat
Telp. : 6398092, 6292349, 6292150,
2601030, 6594677
Fax : 6293113

Petak Baru
Jl. Petak Baru No.25-26
Jakarta Barat
Telp. : 6922115, 6922432, 6912224,
6924069, 6901756-57
Fax : 6928086

Tanjung Priok
Jl. Yos Sudarso No.69-70
Kebon Bawang
Tanjung Priok
Jakarta Utara
Telp. : 4351459-61
Fax : 4366562

Mangga Dua
Pusat Grosir Pasar Pagi Mangga Dua
Lt. III Blok BC 011,012, 012A dan 014
Jakarta Utara
Telp. : 6255661, 2601031
Fax : 6127341

Roxy Mas
Jl. Kyai Haji Hasyim Ashari
Blok D 4 No.18
Roxy Mas, Jakarta
Telp. : 63858204-05
Fax : 63858207

Tanjung Duren
Jl. Tanjung Duren Raya Blok N No.352
Jakarta Barat
Telp. : 5642027, 5673950
Fax : 5685079

Bandara Soekarno - Hatta
Terminal D Bagian Kedatangan
Ruang Usaha No. D9P 14-15
Telp. : 5501182, 5501183,
5506814, 5506822
Fax : 5501181

Terminal D Bagian Keberangkatan
Ruang Usaha No.D9D 60
Telp. : 5501184

Pasar Baru
Pusat Perbelanjaan Metro Pasar Baru
Jl. Samanhudi Lt. Dasar No.112 A
Jakarta Pusat
Telp. : 3500523
Fax : 3455719

Komplek Mangga Dua Plaza
Blok F No.5
Jl. Mangga Dua Raya
Jakarta Pusat
Telp. : 6120086, 6120912
Fax : 6129130

Sunter Agung
Jl. Danau Sunter Agung Utara
Blok D 1 no.6B
Sunter Agung, Jakarta
Telp. : 6451120-21
Fax : 6453821

Pangeran Jayakarta
Jl. P. Jayakarta 141 Blok I A/32
Desa Mangga Dua Selatan
Kecamatan Sawah Besar
Jakarta Pusat
Telp. : 6491448, 6394339
Fax : 6250766

Jembatan Dua
Jl. Jembatan Dua No.139 A
Desa Penjagalan Kecamatan Penjaringan
Jakarta Utara
Telp. : 6696134, 6631761-62
Fax : 6610615

Muara Karang
Jl. Muara Karang No.1, RT. 019, RW. 02
Kav. Blok Y3 Barat No.10
Jakarta Utara
Telp. : 6625967-69, 6601048
Fax : 6606171

CASH OFFICE
Bungur Ruko Central Bungur
Jl. Bungur Besar 42 B
Gunung Sahari Selatan Kemayoran
Jakarta Pusat
Telp. : 4250813, 4248841
Fax : 4248844

BRANCH HARMONI, Jakarta
Jl. Gajah Mada No. 1A, Jakarta
Telp. : (021) 2312429 (10 saluran),
6330685 (25 saluran)
Fax : 6330585, 6335377, 6314118
Telex : 46235, 46359
Kabel : Bank Buana Harmoni

SUB BRANCH
Panglima Polim
Jl. Panglima Polim Raya No. 18 A, B, C
Jakarta Selatan
Telp. : 7202668, 7251655, 7251603, 7246073
Fax : 7222187

Kedoya
Komp. Perumahan Taman Cosmos Megah Permai
Blok I No. 1-2, Kedoya
Jakarta Barat
Telp. : 5652332, 5640948-49, 56963937
Fax : 5652338

Cengkareng
Jl. Lingkar Luar Barat No.5 BF
Cengkareng Timur, Jakarta Barat
Telp. : 5445819, 5457708
Fax : 5417556

Rawamangun
Jl. Pegambiran No.33
Jakarta Timur
Telp. : 4703107, 4707069
Fax : 4753326

Kramat Jati
P.D Pasar Jaya Blok A No.23
Kramat Jati, Jakarta Timur
Telp. : 8092417, 8011644
Fax : 8013973

Ciputat
Jl. Dewi Sartika 46A
(Jl. Raya Ciputat ke Parung)
RT. 04, RW. 01, Kel. Cipayung,
Kec. Ciputat, Kabupaten Dati II
Tangerang, Jawa Barat
Telp. : 7445637
Fax : 7445601

Depok
Jl. Kartini No.88 C-D, Depok
Telp. : 7765236, 7202916-18
Fax : 7765237

Pasar Minggu
Jl. Raya Ragunan No.11
Jakarta Selatan
Telp. : 7804680, 7819665, 78831562
Fax : 7890438

Petojo
Jl. A.M Sangaji No.25E, Jakarta
Telp. : 6324562-63, 6308732, 63855187
63861864, 63855975
Fax : 6324562

BRANCH TANAH ABANG, Jakarta
Pusat Perdagangan Tanah Abang Bukit
Blok F No. 6-8
Jl. K.H. Fachrudin No.36, Jakarta
Telp. : (021) 3803320, 3846171
Fax : 3151787, 3151071
Telex : 69072, 69073

SUB BRANCH
Palmerah
Jl. Palmerah Barat No.39 B
Jakarta Pusat
Telp. : 5325479
Fax : 5329249

Pondok Indah
Proyek Perumahan Pondok Indah
Blok I S/E-IA dan IB
Jl. T.B. Simatupang, Jakarta Selatan
Telp. : 75906165 (Hunting)
Fax : 75900185

Pondok Gede
Pondok Gede Plaza Ruko Blok D/12
Pondok Gede - Bekasi
Telp. : 84993550 - 52
Fax : 84993552

BRANCH KELAPA GADING, Jakarta
Jl. Raya Barat Boulevard Blok LC7/1-2
Kelapa Gading Permai
Jakarta Utara
Telp. : 45529171-73, 4513241-42
Fax : 4529179, 45844045
Telex : 48505, 48509

SUB BRANCH
Bekasi
Jl. Ir.H. Juanda No.98 G
Bekasi 17113
Telp. : 8802926
Fax : 88348645

Boulevard
Jl. Boulevard Raya Blok FW I No.18
Kelapa Gading, Jakarta Utara
Telp. : 4531069 - 4531071
Fax : 45841059

BRANCH MEDAN
Jl. Palang Merah No.30, Medan
Telp. : (061) 4156574 (6 saluran)
Fax : 4148556, 4154793, 4560116
Telex : 51154, 51325

SUB BRANCH
Deli Plaza
Jl. Putri Hijau No.1 Deli Plaza Lt. 1 Blok I-6
Medan
Telp. : 4148724, 4148167
Fax : 4148295

Jalan Asia
Jl. Asia No.132/172
Medan
Telp. : 7368623, 7368653
Fax : 7368932

Central Pasar
Central Pasar Medan Lt.1
Blok I No.1-2-17-18
Jl. Letjen Haryono MT
Medan
Telp. : 4531929, 4531611
Fax : 4531737

Sei Sikambing / Tomang Elok
Jl. Jend. Gatot Subroto
Kompleks Tomang Elok Blok A
No.55 Sei Sikambing
Medan
Telp. : 8455405, 8455785, 8455635
Fax : 8455656

BRANCH PEKANBARU
Jl. Jend. Sudirman No.442
Pekanbaru
Telp. : (0761) 21168, 848053-54
Fax : 22064, 29862
Telex : 56212

SUB BRANCH
Nangka
Jl. Nangka No.181
Pekanbaru
Telp. : 31308, 31309, 20439, 20441
Fax : 37317

Juanda
Jl. Ir.H. Juanda No.125
Pekanbaru
Telp. : 23648, 38885, 38964

BRANCH BATAM
Jl. Imam Bonjol, Komp. Bumi Indah Blok B 1-2
Batam
Telp. : (0778) 459691, 458614, 459693
Fax : 45860.
Telex : 58502

BRANCH PALEMBANG
Jl. Mesjid Lama No.48-50
Palembang
Telp. : (0711) 310965 (7 saluran)
Fax : 313216
Telex : 27175, 27484

SUB BRANCH
Jend. Sudirman
Jl. Jend. Sudirman No.1031 D-E
Palembang
Telp. : 358682

10 Ulu
Jl. K.H. Azhari No.56-58
Palembang
Telp. : 513344

16 ilir
Jl. Pasar 16 Ilir No.132
Palembang
Telp. : 354233, 355292

KM 5
Jl. Kol. H. Burlian No.48 Km.5
Palembang
Telp. : 410866, 411287

BRANCH BENGKULU
Jl. Let. Jend. Suprapto No.169-171
Bengkulu
Telp. : (0736) 21705, 22187,
23680-81, 20435
Fax : 21110
Telex : 27589

SUB BRANCH
Curup
Jl. Merdeka No.11
Kabupaten Rejanglebong
Curup
Telp. : 21764
Fax : 21024
Telex : 27650

Panorama Lingkar Timur
Jl. Salak No.105 C
Panorama Lingkar Timur
Bengkulu
Telp. : 345222
Fax : 345333

BRANCH BANDAR LAMPUNG
Jl. Ikan Bawal No.87
Teluk Betung
Bandar Lampung
Telp. : (0721) 482982 (Hunting)
Fax : 482951
Telex : 26131, 26340

SUB BRANCH
Tanjung Karang
Komp. Pertokoan Pasar Tengah
Jl. Padang Blok BIII
No.2, Tanjung Karang
Bandar Lampung
Telp. : 261155, 261927

BRANCH BOGOR
Jl. Dewi Sartika No.54
Bogor
Telp. : (0251) 311836, 314257, 314933
Fax : 382077
Telex : 48542

CASH OFFICE
Suryakencana (Baru)
Jl. Suryakencana No.70
Bogor
Telp. : 325256, 325307

Leuwilang
Jl. Raya Leuwilang No.82
Leuwilang
Telp. : 647159

Suryakencana
Jl. Suryakencana No.327
Bogor
Telp. : 322386, 356525

BRANCH BANDUNG
Jl. Jend. Sudirman No.55A
Bandung
Telp. : (022) 4204491 (10 saluran)
Fax : 4438906
Telex : 28233, 28488, 28675

SUB BRANCH
Achmad Yani
Jl. Jend. Achmad Yani No.235
Bandung
Telp. : 7204952, 7205551
Fax : 7205551

Jend. Sudirman / Andir
Jl. Jend. Sudirman No.485
Bandung
Telp. : 6073879, 6031807
Fax : 6031807

Bandung Selatan
Jl. Kopo No.91
Bandung
Telp. : 5209932, 5204784

Bandung Timur
Jl. Kiaracondong No.267
Bandung
Telp. : 7301110, 7311930

Bandung Barat / Cimahi
Jl. Raya Cimahi No.545
Cimahi
Telp. : 6652789, 6657013
Fax : 6657013

Bandung Utara
Jl. Sukajadi No.5
Bandung
Telp. : 2037498, 2039266
Fax : 2039266

Banceuy
Komp. Pertokoan Banceuy Permai
Blok B.7 No.80, Banceuy
Bandung
Telp. : 4237267, 4210851
Fax : 4214267

Kopo Bihbul
Jl. Raya Kopo Bihbul No.69
Bandung 40232
Telp : 5401131, 5420269
Fax : 5420466

Ujung Berung
Jl. Raya Ujung Berung No.26
Bandung
Telp. : 7832513, 7832512
Fax : 7800423

BRANCH SERANG
Jl. S.M. Hasanuddin
Serang Plaza Blok II No.5-7
Serang
Telp. : (0254) 200153, 201566
Fax : 200692
Telex : 44808

SUB BRANCH
Cilegon
Jl. Raya Cilegon No.59
Cilegon
Telp. : 391034, 392057
Fax : 391151

Rangkasbitung
Jl. Sunan Kalijaga No.62
Rangkasbitung
Telp. : (0254) 201595, 201703
Fax : 201596

BRANCH TASIKMALAYA
Jl. Empang No.50
Tasikmalaya
Telp. : (0265) 310300 (5 saluran)
Fax : 332007
Telex : 28348

SUB BRANCH
Ciamis
Jl. Pasar Manis Ruko No.38
Ciamis
Telp. : 777200

Banjar
Jl. Letjen. Suwarto No.61
Banjar
Telp. : 741485, 742860

Pasar Wetan
Jl. Pasar Wetan Baru No.12
Tasikmalaya 46122
Telp. : (0265) 334004, 334023

BRANCH SEMARANG
Gang Tengah No.16
Semarang
Telp. : (024) 547415 (7 saluran)
Fax : 542478, 542142
Telex : 22284, 22489

SUB BRANCH
Jend. Sudirman (Siliwangi)
Jl. Jend. Sudirman No.131
Semarang
Telp. : 7608623
Fax : 7608971

Mojopahit
Jl. Brigjend. Sudiarto 106
Semarang
Telp. : 723762
Fax : 723761

Weleri
Jl. Terminal Colt No.4
Weleri
Telp. : (0294) 41393, 41411
Fax : 41394

Ambarawa
Jl. Jend. Sudirman No. 57/A1-2-3
Komp. Pertokoan Ambarawa Plaza
Ambarawa
Telp. : (0298) 591289, 592290
Fax : 591289

Salatiga
Komp. Pertokoan Salatiga Plaza Blok A/4
Jl. Jend. Sudirman 61
Salatiga
Telp. : (0298) 22027, 26032
Fax : 26032

BRANCH CIREBON
Jl. Yos Sudarso No.29
Cirebon
Telp. : (0231) 205040 (3 saluran)
Fax : 248340
Telex : 28593, 28029

SUB BRANCH
Kuningan
Komplek Kuning Ayu
Jl. Dewi Sartika No.4
Kuningan
Telp. : (0232) 871738
Fax : 871738

Pasar Balong
Jl. Pekiringan No.113
Cirebon
Telp. : 205625
Fax : 205625

Jamblang
Jl. Raya Jamblang No.23
Jamblang
Telp. : 341272
Fax : 341272

BRANCH SOLO
Jl. Jend. Urip Sumoharjo No.13-17
Solo
Telp. : (0271) 646348 (12 saluran)
Fax : 646947, 646533
Telex : 25324, 25395

SUB BRANCH
Pasar Klewer
Kios Pasar Klewer Blok EE No.9-12
Jl. Secoyudan No.9
Solo
Telp. : 652307, 655203
Fax : 41798

Kratonan
Jl. Yos. Sudarso No.246
Solo
Telp. : 652626 (3 saluran)
Fax : 655622

Sragen
Jl. Raya Sukowati No.1
Sragen
Telp. : 91276
Fax : 91250

Klaten
Jl. Pemuda Tengah No.133
Klaten
Telp. : (0272) 21282
Fax : 22378

Pasar Legi
Pasar Legi Kios No.26-27
Jl. S. Parman
Solo
Telp. : (0271) 641177, 654656, 666536
Fax : 666535

BRANCH MAGELANG
Jl. Tidar No.17
Magelang
Telp. : (0293) 362181, 364344, 365261, 364405-06
Fax : 36427
Telex : 22171

SUB BRANCH
Purworejo
Jl. Kol. Sugiono No.26
Purworejo
Telp. : (0275) 321607
Fax : 321740

Wonosobo
Jl. Pasar I Komplek Ruko Blok B6
Wonosobo
Telp. : (0286) 21302
Fax : 21598

Muntilan
Komp. Ruko PJKAA.II No.3
Muntilan
Telp. : (0293) 86508, 87323, 87415

Temanggung
Jl. S. Parman No.36A
Temanggung
Telp. : 91555
Fax : 92462

BRANCH YOGYAKARTA
Jl. Jend. Sudirman No.62
Yogyakarta
Telp. : (0274) 562000, 517410
Fax : 563433
Telex : 25272

SUB BRANCH
Brigjend Katamso
Jl. Brigjend. Katamso No.280
Yogyakarta
Telp. : 378569, 384193

Pasar Beringharjo
Jl. Lor Pasar No.59
Pasar Beringharjo
Yogyakarta
Telp. : 586072

CASH OFFICE
R.S. Bethesda Lempuyangan
Jl. Bausasran No.3
Yogyakarta
Telp. : (0274) 522018

BRANCH SURABAYA
Jl. Coklat No.12-14
Surabaya
Telp. : (031) 3526784-88, 3520966-73
Fax : 3530823, 3523332
Telex : 31679, 31299, 32611

SUB BRANCH
Urip Sumaharjo
Jl. Jend. Urip Sumoharjo No.43
Surabaya
Telp. : 5322920-21, 5350463-64
Fax : 5322921

Kertopaten
Jl. Kertopaten 30
Surabaya
Telp. : 3760601-02
Fax : 3762885

Kedungdoro
Jl. Kedungkoro 155D
Surabaya
Telp. : 5321365, 5322451
Fax : 5471442

Sidoarjo
Jl. Jend. Achmad Yani 40 J
Sidoarjo
Telp. : 8941046-47
Fax : 8941836

Kertajaya
Jl. Kertajaya 172
Surabaya
Telp. : 5019391, 5017320
Fax : 5017300

Kapas Kerampung
Jl. Kapas Krampung 55 B
Surabaya
Telp. : 3727910, 3718281, 3769292
Fax : 3715633

Mojokerto
Jl. Mojapahit 55-57
Mojokerto
Telp. : (0321)322719, 322816
Fax : 322291

Mayjen Sungkono
Komp. Darmo Park Blok IIIA No.728
Jl. Mayjen Sungkono
Surabaya
Telp. : 5667582, 5614431-32
Fax : 5672982

Rungkut
Jl. Rungkut Kidul Industri No.62
Surabaya
Telp. : 8418271, 8419272, 8411265
Fax : 8414517

BRANCH MALANG
Jl. Basuki Rahmat No.63
Malang
Telp. : (0341) 342333 (6 saluran)
Fax : 342572
Telex : 31185

SUB BRANCH
Lumajang
Jl. P.B. Sudirman No.20 F-G
Kab. Lumajang
Telp. : (0334) 81521
Fax : 881905

Gatot Subroto
Jl. Gatot Subroto No.21E
Malang
Telp. : (0341) 356044, 343230
Fax : 356044

BRANCH JEMBER
Jl. Gajah Mada No.68
Jember
Telp. : (0331) 484545-47
424759, 4244859
Fax : 484980
Telex : 31831

SUB BRANCH
Kencong
Jl. Krakatau No. 1, Kencong
Telp. : (0336) 321228

CASH OFFICE
Balung
Jl. Puger No. 28
Balung
Telp. : (0336) 321306

Bondowoso
Jl. R.E. Martadinata No.49
Bondowoso
Telp. : (0332) 421429

Ambulu
Jl. Suyitman No.46
Ambulu
Telp. : (0336) 881902

BRANCH JOMBANG
Jl. K.H. Wahid Hasyim No.177
Jombang
Telp. : (0321) 862337, 862500-01
Fax : 862171
Telex : 317751

BRANCH BANYUWANGI
Jl. Jend. Sudirman No.16
Banyuwangi
Telp. : (0333) 4265000, 424705, 423061-62, 422270-71, 424361, 424070, 424705
Fax : 424260
Telex : 32456

SUB BRANCH
Genteng
Jl. Gajah Mada No.222
Genteng
Telp. : 845453
Fax : 845388

Muncar
Jl. Raya No.147
Muncar
Telp. : 593504
Fax : 593064

Rogojampi
Jl. Raya Pasar Rogojampi
Blok A 1 No.24-25
Rogojampi
Telp. : 631709
Fax : 631710

Jajag
Jl. P.B. Sudirman No.56
Jajag
Telp. : 396398
Fax : 396305

BRANCH DENPASAR
Jl. Dr. Wahidin No. 39
Denpasar
Telp. : (0361) 433014 (Hunting)
Fax : 424245
Telex : 35354

SUB BRANCH
Diponegoro
Jl. Diponegoro No. 150 Blok A 1 No.2
Denpasar
Telp. : 262773
Fax : 262773

Tabanan
Jl. Gajah Mada No.80
Tabanan
Telp. : 811588
Fax : 812569

Klungkung
Jl. Dharmawangsa No.8
Semarapura
Klungkung
Telp. : (0366) 22062
Fax : 22062

Kuta
Jl. Raya Legian No. 99X, Kuta
Telp. : 754044, 767188
Fax : 767189

Gatot Subroto
Jl. Gatot Subroto No.100X Kav.10
Denpasar
Telp. : 263161

BRANCH MAKASSAR
Jl. Sulawesi No.83
Makassar
Telp. : (0411) 321421-22
324439, 324645
Fax : 315702
Telex : 71143, 71210

BRANCH SAMARINDA
Jl. Diponegoro No.68-70
Samarinda
Telp. : (0541) 732495
Fax : 732490
Telex : 738278

SUB BRANCH
Dr. Soetomo
Jl. Dr. Soetomo No.4
Samarinda
Telp. : (0541) 735927

BRANCH BALIKPAPAN
Jl. A. Yani No. 267
Kecamatan Balikpapan Tengah
Balikpapan
Telp. : (0542) 32531
Fax : 32534
Telex : 37184

SUB BRANCH
Pandan Wangi
Jl. Pandan Wangi No.116
Komplek Pertokoan Pandan Wangi
Balikpapan
Telp. : 33597, 332996

Klandasan Ulu
Jl. Jend. Sudirman No.76
Komplek Pertokoan Cemara Rindang
Klandasan Ulu, Balikpapan
Telp. : 33064, 36809

Balikpapan Permai
Jl. Jend. Sudirman Blok C/II No.88
Komplek Balikpapan Permai
Balikpapan
Telp. : 33238, 33228

BRANCH BANJARMASIN
Jl. Lambung Mangkurat No.17
Banjarmasin 70111
Telp. : (0511) 57172 (3 saluran)
Fax : 53305
Telex : 39199

SUB BRANCH
A.Yani
Jl. Jend. A.Yani km.2 Rt.17
Banjarmasin
Telp. : 269525
Fax : 269525

BRANCH PONTIANAK
Jl. Tanjung Pura No.278, Pontianak
Telp. : (0561) 732600, 734656, 731778, 732966, 762321
Fax : 736282
Telex : 29136, 28223

SUB BRANCH
Sui Raya
Jl. Adi Sucipto Km 7,3 Rt. 07/ Rw. 06
Sui Raya
Pontianak
Telp. : 721770

CASH OFFICE
Sultan Muhammad
Jl. Sultan Muhammad No.180
Pontianak
Telp. : 731582, 731583

BRANCH PURWOKERTO
Jl. Jend. Sudirman No.330
Purwokerto
Jawa Tengah
Telp. : (0281) 631464, 623466, 630259, 630942, 635950, 635996
Fax : 636747
Telex : 25120

Brief History

1956	Established in Jakarta
1972	Merger with PT Bank Pembinaan Nasional - Bandung
1974	Merger with PT Bank Kesejahteraan Masyarakat - Semarang
1975	Merger with PT Bank Aman Makmur - Jakarta
1976	Obtained a Foreign Exchange License
1989	Set up a joint venture bank, P.T. Mitsubishi Buana Bank, with Mitsubishi Bank of Japan
1990	Set up a joint venture bank, P.T. DBS Buana Tat Lee Bank, with Singapore's DBS and Tat Lee Bank
1993	The application of SWIFT (Society for Worldwide Interbank Financial Telecommunication) by the Bank
1994	Obtained license as Bank perception from tax authority
1997	DBS Bank took over Mitsubishi Bank's stake in P.T. Mistubishi Buana Bank (re-named P.T. DBS Buana Bank) Tat Lee Bank acquired DBS Bank's stake in P.T. DBS Buana Tat Lee Bank (re-named P.T. Tat Lee Buana Bank)
1998	"A" category Bank from Bank Indonesia
1999	PT. Tat Lee Buana Bank renamed PT. Keppel Tat Lee Buana Bank
2000	BBI divest at PT DBS Buana Bank Listed Company

